UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C

UNDER THE SECURITIES ACT OF 1933

☑   Form C: Offering Statement
☐   Form C-U: Progress Update:
☐   Form C/A: Amendment to Offering Statement:
☐   Check box if Amendment is material and investors must reconfirm within five business days
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer:

Performance Bodywork LLC d/b/a Surge Wellness

Legal status of issuer, Form:

Limited Liability Company

Jurisdiction of Organization:

Oregon

Date of organization:

September 3, 2015

Physical address of issuer:

2188 SW Park Place, Suite 10
Portland, Oregon, 97205

Website of issuer:

www.surgewellness.com

Is there a co-issuer?

No

Name of intermediary through which the offering will be conducted

Cultivate Capital Group, LLC

CIK number of intermediary

0001768367

SEC file number of intermediary

008-70293

CRD number of intermediary

000300634

Name of qualified third party which the Offering will utilize:

The escrow account will be at Tristate Capital Bank who is acting as the qualified third party for this Offering.

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Upon successful completion of the offering and/or upon each closing and disbursement of funds from escrow, the intermediary shall be entitled to a non-refundable success fee equal to 5% of the gross proceeds raised from the offering.

A non-refundable, one-time administrative fee of $5,000.00 was paid to the intermediary to cover required due diligence, creation of issuer's offering page, implementation of investment and payment processing software and setting up and maintaining the Regulation Crowdfunding required escrow account.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of security offered:

Class C Common Units (non-voting)

Target number of securities to be offered:

10,000

Price (or method for determining price):

$1.00 per Unit. The price was determined internally by the Company's management based on internal criteria and is not based on any third-party valuation criteria or other independent valuation formula.

Target offering amount:

$10,000.00

Oversubscriptions accepted:

Yes

Oversubscriptions will be allocated:

Other: At the Company's discretion.

Maximum offering amount (if different from target offering amount):

$1,235,000.00 (1,235,000 Units at $1 per Unit)

Deadline to reach the Target Offering Amount:

11:59 PM Pacific on April 28, 2026, unless extended or shortened by the issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 7

	2024	2023
Total Assets	$2,430,510	$2,270,712
Cash & Cash Equivalents	$83,514	$114,258
Accounts Receivable	$106,559	$47,890
Short-term Debt	$323,607	$212,771
Long-term Debt	$2,602,998	$2,348,856
Revenues/Sales	$1,070,135	$826,089
Cost of Goods Sold	-$668,890	-$534,370
Taxes Paid	$0	$0
Net Income	-$205,180	-$54,918

The United States jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY U.S. JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.

FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE

COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and Offering Statement and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

For Performance Bodywork LLC

/s/ Casey Holliman
Casey Holliman
Sole Manager, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Casey Holliman
Casey Holliman
Sole Manager, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Offering Statement
Part II of Offering Document (Exhibit A to Form C)
Dated: March 6, 2026



Performance Bodywork LLC d/b/a Surge Wellness
An Oregon Limited Liability Company
2188 SW Park Place, Suite 10
Portland, Oregon, 97205
503-530-8839
www.surgewellness.com

Up to $1,235,000.00 of Class C Common Units (non-voting)
(1,235,000 Class C Common Units (the "Units") at $1.00 per Unit)

Target Offering Amount: $10,000.00

All voting rights are held by the Class A Common Unitholders and the Class B Common
Unitholders, and those classes of units are not being sold in this offering.

This offering will commence upon filing of this Form C and Offering Statement with the
Securities and Exchange Commission and will terminate at 11:59 PM Pacific on
April 28, 2026, unless extended or shortened by the issuer.

PLEASE REVIEW ALL RISK FACTORS ON PAGE 16 THROUGH PAGE 42 BEFORE
MAKING AN INVESTMENT IN THIS COMPANY

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY
FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE
INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN
EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING
THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN
RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES
COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE
AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C AND OFFERING STATEMENT TITLED "RISK FACTORS" BELOW.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO APPLICABLE STATE AND FEDERAL LAW. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AND OFFERING STATEMENT AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT, THE ESCROW FACILITATOR AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO

REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

AN INVESTMENT IN THIS COMPANY SHOULD ONLY BE MADE IF YOU ARE CAPABLE OF EVALUATING THE RISKS AND MERITS OF THIS INVESTMENT AND IF YOU HAVE SUFFICIENT RESOURCES TO BEAR THE ENTIRE LOSS OF YOUR INVESTMENT, SHOULD THAT OCCUR.

<u>**Forward Looking Statements**</u>

This Form C and Offering Statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C and Offering Statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward- looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and Offering Statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C and Offering Statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C and Offering Statement or any documents incorporated by reference herein or therein speaks only as of the date of this Form C and Offering Statement. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

SUMMARY OF THE OFFERING

Company:	Performance Bodywork LLC
Address:	2188 SW Park Place, Suite 10, Portland, Oregon, 97205
State of Formation:	Oregon
Date Organized:	September 3, 2015
Terms:	Class C Common Units (non-voting) (the "Units") in Performance Bodywork LLC at $1.00 per Unit.
Perks:	See section below entitled "Perks" for details
Target Offering Amount:	$10,000.00 | 10,000 Units at $1.00 per Unit
Offering Maximum:	$1,235,000.00 | 1,235,000 Units at $1.00 per Unit
Type of Security Offered:	Class C Common Units (non-voting)
Purchase Price of Security Offered:	$1.00 per Unit
Minimum Investment Amount (per investor):	$500.00 (500 Units)
The date of this Form C and Offering Statement:	March 6, 2026

TERMS OF THE OFFERING

Performance Bodywork LLC (the "Company," "Issuer," or "We") is offering its Class C Common Units (non-voting) (the "Units") at a price of $1.00 per Unit pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Offering"). The Company is offering a Target Offering Amount of $10,000.00 (10,000 Units at $1.00 per Unit) and an Offering Maximum of $1,235,000.00 (1,235,000 Units at $1.00 per Unit). Each Unit is one Class C Common Unit which holds no voting rights. The Minimum Investment Amount per investor is $500.00 (500 Units). The Company is also offering "perks" to investors based on (a) the amount of the investment and (b) the timing of the investment.

All Units issued in this Offering are of the same class and have identical rights, preferences, and privileges. The only difference among investors is the number of Units received relative to (a) the investment amount and (b) the timing of investment.

PERKS

The Company is also offering the following investment amount based "perks" in addition to the Units:

$500.00-$999.00	No perks
$1,000.00-$2,499.00	2 free 50-minute Ammortal sessions
$2,500.00-$4,999.00	2 free 50-minute Ammortal sessions, and
	12 Free Health Tech credits*
$5,000.00-$9,999.00	2 free 50-minute Ammortal sessions, and
	48 Free Health Tech credits
$10,000.00- $19,999.00	2 free 50-minute Ammortal sessions, and
	144 Free Health Tech credits, and
	Lifetime 20% Off Tech Services**
$20,000.00-$49,999.00	2 free 50-minute Ammortal sessions, and
	144 Free Health Tech credits, and
	Lifetime 20% Off Tech Services, and
	1,000 bonus units

$50,000.00-$99,999.00   2 free 50-minute Ammortal sessions, and

                                           144 Free Health Tech credits, and

                                           Lifetime 20% Off Tech Services, and

                                           5,000 bonus units

$100,000.00-$199,999.00   2 free 50-minute Ammortal sessions, and

                                           144 Free Health Tech credits, and

                                           Lifetime 20% Off Tech Services, and

                                           12 free 60-minute bodywork sessions

                                           15,000 bonus units

$200,000.00-$299,999.00   2 free 50-minute Ammortal sessions, and

                                           144 Free Health Tech credits, and

                                           Lifetime 30% Off Tech Services, and

                                           12 free 90-minute bodywork sessions

                                           40,000 bonus units

$300,000.00+   2 free 50-minute Ammortal sessions, and
144 Free Health Tech credits, and

                                           Lifetime 50% Off Tech Services, and

                                           24 free 90-minute bodywork sessions

                                           75,000 bonus units

*Definition of Health Tech Credits: Health Tech credits may be used towards the Company's advanced technology services listed below and are shareable with friends/family.

- o NovoTHOR Red Light Therapy
- o PEMF Therapy
- o HOCATT Ozone Detox Sauna
- o Cold Plunge + Sauna Contrast Therapy
- o Ballancer Pro Lymphatic Drainage Suit
- o Brain Light Helmet

- Ammortal VibroAcoustic Chamber
- Hyperbaric Oxygen Therapy
- Any new technology service we may add later

**Definition of Tech Services: Tech services are any of the advanced technology services listed in the Definition of Health Tech Credits above, purchased as a single service, packages of credits, or Membership credits (Membership is a selected amount of Tech credits per month).

The Company is also offering the following time-based "perks" in addition to the perks above and the Units being sold:

20% bonus units for all investors who complete and submit their investment application before 11:59 PM Pacific on March 20, 2026 and

10% bonus units for all investors who complete and submit their investment application on or after March 21, 2026 through 11:59 PM Pacific on April 3, 2026.

The time-based perks are cumulative to the investment amount-based perks. For example, if someone invested $5,000.00 (5,000 units) on March 8, 2026, they would receive two free 50-minute Ammortal or HOCATT Ozone Sauna sessions, and 48 Free Health Tech credits and 20% bonus units (1,000 bonus units or 6,000 total units).

THE COMPANY AND ITS BUSINESS

Company Overview

Performance Bodywork LLC (the "Company," "Issuer," or "We") is a U.S. based limited liability company formed on September 3, 2015, in Oregon. As an Oregon limited liability company, the Company was established for the general purpose of transacting any lawful business for which a limited liability company may be formed in the State of Oregon.

The Company's Sole Manager, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer are Casey Holliman. The corporate offices are located at 2188 SW Park Place, Suite 10, Portland, Oregon, 97205. Casey Holliman can be reached at 503-530-8839 or via email at invest@performancebodywork.com. The Company is partially relying on this offering to fund its ongoing business activities. Consequently, as of the date of this Form C and Offering Statement, the Company possesses only assets contributed by the founders and related parties and through revenues the Company has generated. The Company will require additional funding and/or revenues beyond what is raised in this Offering to fully implement its business plan.

Introduction

Performance Bodywork LLC d/b/a Surge Wellness ("Surge Wellness") is a premier integrative wellness center built on results-driven bodywork and cutting-edge recovery therapies. Evolved from the proven success of Performance Bodywork - one of Portland's most respected therapeutic practices - Surge elevates the healing experience through a holistic, evidence-based model designed to address the root causes of pain, stress, and dysfunction.

With a specialized focus on cellular regeneration, longevity, and peak performance, Surge delivers what it believes to be elite, comprehensive care under one roof in our quest to set a new standard for integrative health and optimized wellbeing.

Elite Provider Care

Surge Wellness is staffed by a highly skilled team of healthcare professionals - including a chiropractor, acupuncturist, elite bodyworkers, Pilates instructor, and a Functional Medicine Practitioner - working together to deliver truly comprehensive, integrative care.

Every client receives a personalized wellness plan tailored to their unique needs, goals, and health profile, ensuring the most effective, targeted, and transformative results

Our Story

In 2015, Casey Holliman founded Performance Bodywork with a clear mission: deliver functional recovery, movement optimization, and bodywork that truly makes a difference. Over the years, it became one of Portland's most trusted wellness providers—known for its clinical expertise, customized treatment plans, and consistently measurable outcomes.

A second Performance Bodywork location opened in 2019, further solidifying the brand's reputation for high-quality, therapeutic, results-driven care.

But Casey envisioned something even more transformative: a center that approached pain, performance, and prevention through a fully integrated, whole-body lens.

That vision became Surge Wellness.

Launched in July 2024 as a flagship wellness destination, Surge unites advanced technologies, holistic protocols, and a luxury-level client experience under one roof. It represents not just an evolution - but a complete reimagining of what modern healing and optimal human performance can be.

Both Performance Bodywork locations are also still fully operational. Providing therapeutic bodywork from highly skilled massage therapists – staying true to the core of our roots. The investment covers all existing Performance Bodywork locations, any future locations that open, and all current and future Surge locations.

Our Clients

Our testimonials speak for themselves. As one of our clients posted on a Google review: "The opening of Surge is the culmination of years of hard work and excellence on the part of its owner and team. It is a world class facility with the sort of cutting-edge treatments one might find in

Manhattan or Beverly Hills. Whether you are recovering from an injury, an athlete striving for peak performance or someone who wants to age well, Surge is for you. We are fortunate to have such a business in Portland."

Our Competitive Advantage

1.   Integrated, Multi-Modal Care

Surge Wellness eliminates fragmented, siloed treatment models by uniting clinical, holistic, and technology-driven services under one roof.

2.   Elite Provider Team

Every therapist, clinician, and performance specialist is hand-selected for exceptional expertise and advanced training in their discipline.

3.   Luxury Healing Environment
An intentionally designed space that calms the nervous system, elevates the client experience, and replaces the traditional sterile clinic feel with true sanctuary-level care.

4.   Results-Driven Philosophy

Every service is purposeful, evidence-aligned, and tailored to each client's unique goals for measurable, meaningful outcomes.

5.   Proven Legacy

Surge Wellness is built on more than a decade of hands-on success and clinical credibility established through Performance Bodywork.

The Market

The global wellness economy has reached a record $6.3 trillion and is forecast to hit $9 trillion by 2028. There is a growing demand for integrated, science-backed wellness and preventative services. The rise of holistic wellness practices has become a mainstream lifestyle trend among consumers. Surge Wellness leverages the latest and most innovative wellness technologies - including Photobiomodulation, PEMF Therapy, Ozone Therapy, Hyperbaric Oxygen Therapy, Hot + Cold Contrast Therapy, and more - to deliver unparalleled results.

Competition

The wellness market is filled with large and small competitors. Locally, Surge has very few competitors that can match the high-end level of services that are being provided all under one roof. Surge would have some similar comparisons to other National competitors.

Surge Wellness is optimistic about competing in the market because our differentiated, science-backed approach, experienced leadership team, and scalable operating model position us to meet growing consumer demand while delivering sustainable, long-term value.

The Future

The Company's plan is to add new services, keeping them at the forefront of the wellness industry, and continuing to build the blueprint at the Portland flagship:

- IV Therapy
- Peptide Therapy
- EBO2 (Extracorporeal Blood Oxygenation and Ozonation)
- Therapeutic Plasma Exchange

The Company is studying possible future expansion into multiple flagship locations, including possibly larger wellness campuses with expanded tech and service suites, local customization (e.g., specialized programs for athletes, corporate wellness partnerships), stronger membership ecosystems that allow clients access across locations, educational and community events (workshops, longevity talks, performance seminars) and plans to build each flagship to showcase the full suite of wellness modalities, strengthening brand identity and competitive positioning against traditional healthcare and basic fitness/wellness providers.

Manager and Officers

Casey Holliman
Sole Manager, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

Position:	Sole Manager, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer
Dates of Service:	September 3, 2015, to present
Responsibilities:	Operations management, organizing payroll, training other assisting managers, Bodywork treatment and guiding use of wellness technology for best outcomes.
Compensation:	$90,000 salary

Risk Factors

The U.S. Securities and Exchange Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The purchase of the Company's Units involves substantial risks. You should carefully consider the following risk factors in addition to any other risks associated with this investment. The Units offered by the Company constitute a highly speculative investment and you should be in an economic position to lose your entire investment. The risks listed do not necessarily comprise all those associated with an investment in the Units and are not set out in any particular order of priority. Additional risks and uncertainties may also have an adverse effect on the Company's business and your investment in the Units. An investment in the Company may not be suitable for all recipients of this Form C and Offering Statement. You are advised to consult an independent professional adviser or attorney who specializes in investments of this kind before making any decision to invest. You should consider carefully whether an investment in the Company is suitable in the light of your personal circumstances and the financial resources available to you.

The Company is, in addition to the risks set out below, subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies inherently involve greater risk than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Before investing, you should carefully read and carefully consider the following:

Financial Risks Related to The Offering

The Company's Operating History Makes This a Speculative Investment

There can be no assurance that the expansion of the Company's existing business and its proposed plan of business can be realized in the manner contemplated and, if it cannot be, investors may lose all or a substantial part of their investment. There is no guarantee that its operations will be profitable in the future.

While certain information about the Company's business plan has been provided in this Form C and Offering Statement, prospective investors are cautioned that all information is preliminary and subject to change. The Company's ability to achieve its objectives will be dependent upon the performance of the Company and its principals and management, as well as other employees and other third parties that the Company engages in the future. Because the Company's business strategy is speculative, there can be no assurance the Company will achieve any of its business objectives. While the current business plan is described in this Form C and Offering Statement, this information is preliminary and subject to change, potentially significantly, by the Company's management in its discretion.

As a result, the Company cannot provide assurances that the Company's business plan will in fact be achieved or that any profit or return will be generated. Investors could lose their entire investment. Each prospective investor should read this Form C and Offering Statement and should consult with their own legal, tax and financial advisors prior to making an investment decision to purchase any securities from the Company.

The Company Is or Will Be Subject to Income Taxes as Well as Non-Income Based Taxes, Which May Include as Payroll, Sales, Use, Value-Added, Net Worth, Property and Goods and Services Taxes and Others

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that our tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company Will Face Significant Competition in the Company's Markets from Various Large and Small Companies, Some of Which Have Greater Resources Than the Company

The Company will face significant competition in Oregon and elsewhere which could adversely affect your investment. In many cases, the Company's competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. The Company's ability to compete depends, in part, upon a number of factors outside the Company's control, including the ability of the Company's competitors to develop alternatives that are superior. If the Company fails to successfully compete in its markets, or if the Company incurs significant expenses in order to compete, it could have a material adverse effect on the Company's results of operations.

The service industry in which the Company participates are intensely competitive and subject to rapid and significant change. The Company has competitors both in Oregon, surrounding states, the United States and internationally. Many of these competitors have substantially greater financial, technical and other resources, larger research and development staff and experienced marketing organizations. Additional mergers and acquisitions in its industry may result in even more resources being concentrated in its competitors. As a result, these companies may obtain market acceptance more rapidly than the Company is able and may be more effective themselves as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries.

The Amount of Capital the Company Is Attempting to Raise in This Offering May Not Be Enough to Sustain the Company's Current Business Plan

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in this offering. For example, while the funds to be raised in this Offering are, in large part, planned to be used to open an additional facility, there is no guarantee that the funds raised in this Offering will be sufficient to fund a new location. If the Company is unable to fund the expansion based on monies raised in this Offering, it may need to obtain additional financing which may not be available at all, and there is no guarantee the Company will be able to raise such funds on acceptable terms if they are available. If the Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations could be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer some or all of our remaining assets, which could cause you to lose all or a portion of your investment.

The Company Will Likely Incur Debt

The Company will likely incur debt (possibly including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

Our Revenue Could Fluctuate from Period to Period, Which Could Have an Adverse Material Impact on Our Business

Our revenue may fluctuate from period-to-period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following events, as well as other factors described elsewhere in this document:

- Unanticipated changes to economic terms in contracts with clients, vendors, partners and those with whom the Company does business, including renegotiations;
- Downward pressure on amounts the Company charges for our products, which would therefore reduce our revenues;
- Failure to obtain new customers for our products and services;
- Cancellation or non-renewal of existing contracts with third parties and customers;
- Changes in state and federal government regulations, international government laws and regulations or the enforcement of those laws and regulations;
- General economic and political conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which the Company operates.

As a result of these and other factors, the results of operations for any quarterly or annual period may differ materially from the results of operations for any prior or future quarterly or annual period and should not be relied upon as indications of our future performance.

The Company May Not Be Able to Obtain Adequate Financing to Continue Our Operations

The Company may require additional debt and/or equity financing to pursue our growth and business strategies. These include, but are not limited to, enhancing our operating infrastructure and otherwise respond to competitive pressures. Given our operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing Unitholders and may reduce the price of the Units.

Terms of Subsequent Financing, If Any, May Adversely Impact Your Investment

The Company may have to engage in common equity, debt, or preferred unit financings in the future. Your rights and the value of your investment in the Units of Class C Common Units (non-voting) could be reduced by the dilution caused by future equity issuances. Interest on debt securities could increase costs and negatively impact operating results. The Company is permitted to issue preferred units pursuant to the terms of our Company documents, preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of Units of Class C Common Units (non-voting). In addition, if the Company needs to raise more equity capital from the sale of additional units or notes, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms of your investment. Units or notes which the Company sells could be sold into any market that develops, which could adversely affect the market price.

Our Employees, Executive Officers, Directors and Insider Unitholders Will Beneficially Own or Control a Substantial Portion of Our Outstanding Units

Our employees, executive officers, directors and insider Unitholders will beneficially own or control a substantial portion of our outstanding units, which may limit your ability and the ability of our other Unitholders, whether acting alone or together, to propose or direct the management or overall direction of our company. Additionally, this concentration of ownership could discourage or prevent a potential takeover of our Company that might otherwise result in an investor receiving a premium over the market price for its Units. The majority of our currently outstanding units are beneficially owned and controlled by one investor, in an entity primarily owned and controlled by Casey Holliman. Accordingly, our employees, directors, executive officers and insider Unitholders may have the power to control the election of our directors or officers and the approval of actions for which the approval of our Unitholders is required. If you acquire the Units, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the price of the Units. The Company's principal Unitholders may be able to control matters requiring approval by its Unitholders, including mergers or other business combinations. Such concentrated control may also make it difficult for the Company's Unitholders to receive a premium for their Units in the event that the Company merges with a third party or enters into different transactions which require Unitholder approval. These provisions could also limit the price that investors might be willing to pay in the future for the Units.

The Company's Operating Plan Relies in Large Part Upon Assumptions and Analyses Developed by the Company. If these Assumptions or Analyses Prove to Be Incorrect, the Company's Actual Operating Results May Be Materially Different from Its Forecasted Results

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business

- the Company's ability to manage its growth
- whether the Company can manage relationships with any key vendors and advertisers
- the timing and costs of new and existing marketing and promotional efforts
- competition
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
- the overall strength and stability of domestic and international economies

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

To Date, the Company Has Had Operating Losses and Does Not Expect to Be Initially Profitable for at Least the Foreseeable Future and Cannot Accurately Predict When It Might Become Profitable.

The Company has been operating at a loss since the Company's inception, and the Company expects to continue to incur losses for the foreseeable future. Further, the Company may not be able to generate significant revenues in the future. In addition, the Company expects to incur substantial operating expenses in order to fund the expansion of the Company's business. As a result, the Company expects to continue to experience negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable. The Company's ability to continue as a going concern may be dependent upon raising capital from financing transactions, increasing revenue throughout the year and keeping operating expenses below its revenue levels in order to achieve positive cash flows, none of which can be assured.

The Company's Bank Accounts Will Not Be Fully Insured and Escrow Accounts in Which Investment Funds Will Be Held Pending Clearing by the Broker-Dealer May Not Be Insured in Part or in Full

When you apply to invest in the Company, the funds you tender will in some cases be kept in an escrow account with Tristate Capital Bank until the next closing after they are received in said account. At each closing, with respect to subscriptions accepted by the Company, funds held in the escrow account will be distributed to the Company, and the associated Units will be issued at that time to the investors that purchased such Units. The escrow account will be with a regulated financial institution and will have federal insurance covering portions of the deposit, but that may not be enough to cover the total amount of funds held in said account. While the funds you tendered are in an escrow account, if the company holding the funds should fail or otherwise terminate operations, the Company may not be able to recover all amounts deposited in these accounts. The Company's regular bank accounts, any escrow account and bank accounts that may be used to hold some investor funds while investors are going through the compliance process before a closing occurs, have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in the Company's account may exceed those limits at times. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

The Company Has Significant Discretion Over the Net Proceeds of This Offering

The Company has significant discretion over the net proceeds of this offering. As is the case with any business, particularly one without a long-time proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this offering will prove optimal or translate into revenue or profitability for the Company. Investors are urged to consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

Additional Financing Will Be Necessary for the Implementation of the Company's Growth Strategy

Whether the Company is successful in selling the maximum number of Units in this Offering or not, the Company will require additional debt, equity or other financing to pursue the Company's growth and business strategies. These growth and business strategies include but are not limited to enhancing the Company's operating infrastructure and otherwise responding to competitive pressures. Given the Company's operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to the Company. Lack of additional funding could force the Company to curtail substantially the Company's growth plans. Furthermore, the issuance by the Company of any additional securities pursuant to any future fundraising activities undertaken by the Company or could result in an issuance of securities whose rights, preferences and privileges are senior to those of existing Unitholders including you and could dilute the ownership or benefits of ownership of existing Unitholders including, but not limited to reducing the value of the Units of Class C Common Units (non-voting) subscribed for under this Offering.

Additional Financing Risks

This Offering may close with any amount once $10,000.00 is raised. Even if this Offering is successful, it will only provide a very small portion of the total amount that will be needed for the Company to execute its business plan. The capital provided by this offering will allow the Company to continue certain business activities, but if the Company is unable to raise substantial additional funding or generate profits needed to fulfill the business plan, investors could lose their entire investment.

The Company's Business Plan Is Speculative and an Investment in the Company's Units Could Result in a Loss of Your Entire Investment

The Company's present business and anticipated business plan are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the Company's Units is speculative, involves a high degree of risk and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment. You should not purchase the Units if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Company Will Likely Undertake Additional Equity or Debt Financing That May Dilute the Units in This Offering

The Company plans to undertake further equity and/or debt financing which may be dilutive to existing Unitholders, including you, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing Unitholders, including you, and also reducing the value of Units subscribed for under this Offering.

The Company's Actual Results May Differ Materially from its Projections

Given the very early stage of the Company, it is extremely difficult to predict future results. Any projected or targeted financial performance and returns from the Company will only illustrate the business opportunity of the Company and potential outcomes if various assumptions are realized. However, no representation or warranty is made as to the correctness or accuracy of such assumptions or projections. While the Company's management considers those assumptions reasonable, actual results may differ greatly based on various factors and unknowns, many of which are out of the control of the Company and its management. As such, any such information should be considered illustrative, but not a prediction or guarantee of future performance. Prospective investors should not place undue reliance on such information or assume that any projected or targeted performance or return will be achieved or that the underlying assumptions will prove accurate.

The Company Has Made Assumptions in Its Projections and in Forward-Looking Statements That May Not Be Accurate

The discussions and information in this Form C and Offering Statement may contain both historical and "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Form C and Offering Statement, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. to the extent that the Form C and Offering Statement contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Form C and Offering Statement or in other reports issued by us or by third-party publishers.

Operational Risks Related to The Offering

Failure to Maintain, Protect and Enhance Our Brand Image and Reputation Could Materially Harm Our Business, Results of Operations and Your Investment

Our competitive position and long-term growth rely heavily on the strength of our brand image and the public's perception of our Company, products and services. If we do not successfully (i) preserve the quality and distinctive character of our products and services, (ii) extend the brand into new categories, channels, geographies and platforms, and (iii) respond swiftly to a rapidly evolving business environment, our sales and profitability could suffer. We will depend on advertising, consumer promotions, public-relations campaigns and product innovation to reinforce our brand. Heightened scrutiny of marketing practices—or changes in federal or state laws and rules—could restrict these efforts and reduce our ability to differentiate our products and services from competitors. The rise of social media amplifies both opportunity and risk: negative posts (whether accurate or not), security breaches, or failure to address online criticism promptly could damage our reputation in multiple markets at once. The resources required to protect, enhance and expand our brand are substantial and may continue to grow; yet even significant expenditures may prove ineffective. Any material erosion of brand equity would likely diminish consumer demand, impair our financial performance and adversely affect the value of your investment.

Inability to Build and Scale Brand Awareness May Adversely Affect Our Growth Prospects

Sustained growth depends on expanding overall awareness of our Company, its brand and its products and services. Achieving the necessary visibility will require ongoing investments in marketing, advertising, promotions and other brand-building initiatives, and we may have to increase such spending as competition intensifies. These investments might not generate the expected return, may take longer than anticipated to influence consumer behavior, or may fail altogether. If we cannot cost-effectively broaden recognition of our Company and brand, we may lose existing or prospective customers, experience reduced market share and revenue, and our business, financial condition and operating results could be materially and adversely affected.

The Company Is Dependent Upon Its Management, Founders, Key Personnel and Consultants to Execute the Business Plan, and Some of Them Will Have Concurrent Responsibilities at Other Companies

The Company's success is heavily dependent upon the continued active participation of the Company's current executive officers, as well as other key personnel and contractors. Some of the executive officers, key personnel contractors, advisors, consultants and others to whom the Company's ultimate success may be reliant upon have not signed contracts with the Company and may not ever do so. Loss of the services of one or more of these individuals could have a material adverse effect upon the Company's business, financial condition or results of operations. Further, the Company's success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees and consultants among companies in the applicable industries is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees and consultants required for the initiation and expansion of the Company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on the Company's business, financial condition or results of operations.

Although Dependent Upon Certain Key Personnel, the Company Does Not Have Any Key Person Insurance Policies on Any Such People at the Time of This Offering

The Company is dependent upon management and on others order to conduct its operations and execute its business plan. However, the Company has not purchased and does not expect to carry key person insurance on the life of any member of management or others, and the loss of the services of the principals or management or certain key personnel through death, disability, incapacity or otherwise may have a material adverse effect on the Company's business and operations. Therefore, should any of these key personnel or management die or become disabled, the Company may not receive sufficient, or any, compensation that would assist with such person's absence. The loss of such person or persons could negatively affect the Company and its operations.

The Company May Be Unable to Manage Its Growth or Implement Its Expansion Strategy

The Company may not be able to expand the Company's markets or implement the other features of the Company's business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's financial condition and results of operations could be materially and adversely affected.

Successful implementation of the Company's business strategy requires the Company to manage its growth. Growth could place an increasing strain on its management and financial resources. to manage growth effectively, the Company will need to:

- Establish definitive business strategies, goals and objectives;
- Maintain a system of management controls; and

- Attract and retain qualified personnel, as well as develop, train and manage management-level and other employees.

If the Company fails to manage its growth effectively, its business, financial condition or operating results could be materially harmed.

The Company's Business Model Is Evolving

The Company's business model is likely to continue to evolve. Accordingly, the Company's business model may not be successful and may need to be changed. The Company's ability to generate significant revenues will depend, in large part, on the Company's ability to successfully market the Company's products to potential customers and who may not be convinced of the need for the Company's services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company's business model as the Company's market continues to evolve.

The Company Currently Has Limited Marketing in Place

The Company currently has limited marketing for its brands and the Company. If the Company is unable to establish sufficient marketing and sales capabilities or enter into agreements with third parties, the Company may not be able to effectively market and generate revenues.

The Company's Future Financial Performance and Its Ability to Compete Effectively Will Depend, in Part, on the Company's Ability to Manage Any Future Growth Effectively

As the Company's operations expand, it expects that it will need to manage additional relationships with various strategic partners, suppliers and other third parties. The Company's future financial performance and its ability to commercialize its business and to compete effectively will depend, in part, on its ability to manage any future growth effectively. to that end, the Company must be able to manage its development efforts effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. The Company may not be able to accomplish these tasks, and its failure to accomplish any of them could prevent us from successfully growing the Company.

The Company's Insurance Strategy May Not Be Adequate to Protect Us from All Business Risks.

The Company may be subject, in the ordinary course of business, to losses resulting from accidents, acts of God and other claims against us, for which the Company may have no insurance coverage. The Company currently maintains general liability but not automobile, life, health, property, or directors' and officers' insurance policies. A loss that is uninsured, or underinsured, or which otherwise exceeds policy limits may require us to pay substantial amounts, which could adversely affect the Company's financial condition and operating results.

The nature of the Company's business plan will expose the Company to potential liability for personal injuries. In addition, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution, or environmental matters that may be uninsurable or not economical to insure, or may be insured subject to limitations such as large deductibles or co-payments. These policies may or may not be available at a reasonable cost, if at all, which could inhibit Company's ability to finance its business operations. In such instances, Company may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. The Company cannot assure investors that it will have adequate coverage or self-insurance for such losses. If the Company incurs a casualty loss that is not fully covered by insurance, the value of the Company may be reduced by the uninsured loss. In addition, the Company may not be able to fund any such uninsured losses. Any or all such matters could adversely affect the ability of the Company to successfully develop its business plan or its performance and may affect any potential returns to investors.

The Company's Advertising and Promotional Investments May Affect the Company's Financial Results

The Company expects to incur significant advertising, marketing and promotional expenditures to enhance its brands. These expenditures may adversely affect the Company's results of operations and may not result in increased sales. Variations in the levels of advertising, marketing and promotional expenditures are expected to cause variability in the Company's results of operations. While the Company will attempt to invest only in effective advertising, marketing and promotional activities, it is difficult to correlate such investments with sales results, and there is no guarantee that the Company's expenditures will be effective in building brand equity or growing short term or long-term sales.

Our Marketing May in Some Instances Rely on Individuals, Social Media and Other Platforms and Other Matters Not Completely Within Our Control.

Our marketing, and in particular our social media content creation, will use third party social media platforms to engage with customers. In addition to company accounts and accounts associated with key employees, such as our founders and officers, we may utilize non-employee influencers to drive online traffic and to promote our brand. These relationships and agreements with non-employee influencers sometimes cannot be closely controlled. Any actions or any public statements or social media posts about us or our products by non-employees that are contrary to our values, are critical of our brand, or create public controversy could negatively affect consumer perception of our brand and adversely affect our business. Additionally, if non-employees cease publishing content supporting us on their social media platforms for any reason, our online presence may decrease, and our operating results may suffer.

Additionally, we will rely on third party social media platforms, such as Facebook, Instagram, YouTube, Google, and others, to generate new customers and to engage with existing customers. As existing social media platforms evolve and new platforms develop, we must continue to maintain a presence on current and emerging platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new customers may suffer. Moreover, social media and other online platforms often revise their algorithms and introduce new advertising products. If one of the platforms upon which we rely for customer engagement were to modify its general methodology for how it displays our advertisements or keyword search results, resulting in fewer customers clicking through to our websites or coming across our content, our business may suffer.

Furthermore, as laws and regulations governing the use of these platforms evolve, any failure by us or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines, or other penalties and adversely affect our business, financial condition, and operating results. An increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such content and increase the risk that such content could contain problematic product or marketing claims in violation of applicable regulations.

Social Media and Similar Online Devices May Affect Our Company and Brand.

Due to the marked increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons, the availability of information online is virtually immediate as is its impact. Many social media platforms immediately publish content from subscribers and participants, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning us may be posted on such platforms at any time. Our founders may appear in unscripted and un-reviewed online publications, such as podcasts, over which we have little curation. All of these could affect public perception about the Company and the brand and affect the Company financially and, as a result, your investment. Ultimately, the risks associated with any such negative publicity or incorrect information posted online or otherwise, cannot be completely eliminated or mitigated and may harm our Company.

The Company Relies Upon Trade Secret Protection to Protect Its Intellectual Property. It May Be Difficult and Costly to Protect the Company's Proprietary Rights and the Company May Not Be Able to Ensure Their Protection. If the Company Is Unable to Effectively Protect Its Intellectual Property and Trade Secrets, It May Impair the Company's Ability to Compete.

The Company's success will depend on its ability to obtain and maintain meaningful intellectual property protection for any Company intellectual property. The names and/or logos of Company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Patents, trademarks and copyrights that have been or may be obtained by the Company may be challenged by others, or enforcement of the patents, trademarks and copyrights may be required.

The Company also relies upon, and will rely upon in the future, trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United

States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business.

Any infringement of the Company's patent, trademark, copyright or trade secret rights could result in significant litigation costs, and any failure to adequately protect the Company's trade secret rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's existing patent, copyright, trademark and trade secret rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's Existing patent, copyright, trademark and trade secret rights could be expensive and time consuming, and the outcome of such a claim is unpredictable. This litigation could result in diversion of resources and could materially adversely affect the Company's operating results.

Computer, Website or Information System Breakdown Could Affect the Company's Business

Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company's financial results as well as your investment.

A Data Security Breach Could Expose the Company to Liability and Protracted and Costly Litigation, and Could Adversely Affect the Company's Reputation and Operating Revenues

to the extent that the Company's activities involve the storage and transmission of confidential information, the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information. A data security breach of the systems on which sensitive account information is stored could lead to fraudulent activity involving the Company's products and services, reputational damage, and claims or regulatory actions against us. If the Company is sued in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company's business practices or pricing structure, any of which could have a material adverse effect on the Company's operating revenues and profitability. The Company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

The Company Will Depend on Third-Party Providers for a Reliable Internet Infrastructure as Well as Other Aspects of the Company's Technology and Applications and the Failure of these Third Parties, or the Internet in General, for Any Reason Would Significantly Impair the Company's Ability to Conduct Its Business

The Company will outsource some or all of its online presence, server needs, technology development and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third-party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or if the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

The Company's Actual or Perceived Failure to Adequately Protect Personal Data Could Harm Its Business.

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products. The Company's actual, perceived or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against the Company, which could result in negative publicity, increase the Company's operating costs, subject the Company to claims or other remedies and may harm its business which would negatively impact the Company's financial well-being and your investment.

The Company's Employees May Engage in Misconduct or Improper Activities

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to the Company's reputation.

Regulatory Risks Related to The Offering

Changes in Laws or Regulations Could Harm the Company's Performance.

Various federal and state laws, including labor laws, govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company Is Not Subject to Sarbanes-Oxley Regulations and Lack the Financial Controls and Safeguards Required of Public Companies

The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in Tax Laws, or Their Interpretation, and Unfavorable Resolution of Tax Contingencies Could Adversely Affect the Company's Tax Expense

The Company's future effective tax rates could be adversely affected by changes in tax laws or their interpretation, both domestically and internationally. For example, in December 2017, the Tax Act was enacted into United States law. This legislation is broad and complex, and given its recent enactment, regulations or other interpretive guidance are currently limited. Any change in the interpretation of the Tax Act or other legislative proposals or amendments could have an adverse effect on the Company's financial condition, results of operations, and cash flows. Furthermore, the effect of certain aspects of the Tax Act on state income tax frameworks is currently unclear, and potential changes to state income tax laws or their interpretation could further increase the Company's income tax expense. The Company's tax returns and positions (including positions regarding jurisdictional authority of foreign governments to impose tax) are subject to review and audit by federal, state, local and international taxing authorities. An unfavorable outcome to a tax audit could result in higher tax expense, thereby negatively impacting the Company's results of operations.

Changes in Environmental and Other Regulations, Government Shutdowns or Failure to Comply with Existing Licensing, Trade or Other Regulations Could Have a Material Adverse Effect on the Company's Financial Condition.

Portions of the Company's business are regulated by federal, state and local laws and regulations regarding such matters as trade and pricing practices, advertising, promotion and marketing practices, environmental impact of operations and other matters. These laws and regulations are subject to frequent reevaluation, varying interpretations and political debate, and inquiries from governmental regulators charged with their enforcement. In addition, any delays in federal or state government required approvals caused by federal or state government shutdowns could prevent new brands or innovations from getting to market on time or at all. Failure to comply with existing laws and regulations to which the Company's operations are subject or any revisions to such laws and regulations or the failure to pay taxes or other fees imposed on the Company's operations and results could result in the loss, revocation or suspension of the Company's licenses, permits or approvals, and could have a material adverse effect on the Company's business, financial condition and results of operations.

Governmental Regulation Costs May Affect the Company's Financial Results.

There are various local, state, and federal fire, health, life, safety, environmental, employment, discrimination and similar regulations that the Company or its business partners may be required to comply with in connection with its business plan, and that may subject the Company to liability in the form of fines or damages for noncompliance. Complying, or failure to comply, with these laws or regulations could increase the cost of operations. Further, new laws, regulations and policies, or changes in such laws, regulations, and policies, may occur in a manner that results in additional costs to the Company.

Macroeconomic And External Risks Related to The Offering

International Operations, Worldwide and Regional Economic Trends and Financial Market Conditions, Geopolitical Uncertainty, or Other Governmental Rules and Regulations

Risks associated with international operations, any of which could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations, include:

- changes in political, economic, social, and labor conditions in U.S. and international locales;
- potential disruption from wars and military conflicts, including the Russia-Ukraine conflict, terrorism, civil unrest, kidnapping, and drug-related, workplace, or other types of violence;
- middle eastern vulnerability that is hard to predict;
- acts of terrorism;
- restrictions on foreign ownership and investments or on repatriation of cash earned in countries outside the U.S.;
- import and export requirements and border accessibility;
- protectionist trade policies, sanctions, and tariffs;
- foreign currency exchange rate fluctuations, which may reduce the U.S. dollar value of net sales, earnings, and cash flows from non-U.S. markets or increase our supply chain costs, as measured in U.S. dollars, in those markets;
- a less developed and less certain legal and regulatory environment in some countries, which, among other things, can create uncertainty regarding contract enforcement, intellectual property rights, privacy obligations, real property rights, and liability issues; and

- inadequate levels of compliance with applicable domestic and foreign anti-bribery and anti-corruption laws, including the Foreign Corrupt Practices Act.

Unfavorable global or regional economic conditions, including economic slowdown or recession, instability in the banking sector, and the disruption, volatility, and tightening of credit and capital markets, as well as unemployment, tax increases, governmental spending cuts, or continuing high levels of inflation, could affect consumer spending patterns and purchases of our products. These could also create or exacerbate credit issues, cash flow issues, and other financial hardships for us and our suppliers, distributors, retailers, and consumers. The inability of suppliers, distributors, and retailers to access liquidity could impact our ability to produce and distribute our products.

We could also be affected by nationalization of our international operations, unstable governments, unfamiliar or biased legal systems, intergovernmental disputes, or animus against the U.S. Any determination that our operations or activities did not comply with applicable U.S. or foreign laws or regulations could result in the imposition of fines and penalties, interruptions of business, terminations of necessary licenses and permits, and other legal and equitable sanctions.

The Company's Operating Results and Cash Flow May Be Adversely Affected by Unfavorable Economic, Financial and Societal Market Conditions

Volatility and uncertainty in the financial markets and economic conditions may directly or indirectly affect the Company's performance and operating results in a variety of ways, including: (a) prices for products and services may rise faster than current estimates, including increases resulting from currency fluctuations; (b) the Company's key suppliers, vendors and/or partners may not be able to fund their capital requirements, resulting in disruption to the Company; (c) the credit risks of the Company's key suppliers, vendors and/or partners may increase; (d) the impact of currency fluctuations on amounts owed to the Company that may pay in foreign currencies; (e) the Company's credit facility, or portion thereof, may become unavailable at a time when needed by the Company to meet critical needs.

Inflation, Recession, Higher Interest Rates or Deflation Could Adversely Affect Our Business and Financial Results

Inflation and higher interest rates can adversely affect us by increasing costs of materials and labor and by reducing consumer spending. A recession, which some report the United States is already in, could affect consumer demand for our products, and spending on consumer products in general, as well as have negative impacts on our business. Also, deflation could cause an overall decrease in spending and borrowing capacity, which could lead to deterioration in economic conditions and employment levels. Deflation could also cause the value of our inventory and our business to decline. These, or other factors related to the U.S. and world economy could have a negative impact on our business or financial results.

Changes in the Economy Could Have a Detrimental Impact on the Company

Changes in the general economic climate, both in the United States and internationally, could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on products and services like those of the Company and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

Outbreaks of Communicable Infections or Diseases, Pandemics, or Other Widespread Public Health Crises in the Markets in Which Our Consumers or Employees Live and/or in Which We or Our Distributors, Retailers, and Suppliers Operate

The global COVID-19 pandemic and government measures taken in response to it adversely impacted many businesses, results of operations, capital spending, business planning, and financial condition, and may continue to do so depending on uncertain future developments. Global health concerns relating to the COVID-19 outbreak impacted the economic environment, and the outbreak significantly increased economic uncertainty. The outbreak resulted in governments and others implementing measures to try to contain the virus, such as travel restrictions, social distancing, mandatory vaccinations, restrictions on employing or otherwise interacting with individuals who chose to not receive vaccinations and restrictions on business operations which have impacted consumers and businesses. These measures adversely impacted many businesses and may further impact the workforce and operations and the operations of our business partners, customers, stakeholders, and suppliers. While these measures have either eased or been lifted in most countries, another resurgence of the COVID-19 virus or another communicable illness could cause those measures to be reinstated or other even more restrictive measures to be implemented. The extent to which current health measures are removed, or new measures are put in place will depend on how the COVID-19 virus and other infectious diseases evolve, as well as the progress of the local and global roll-out and acceptance of vaccines or other measures aimed at preventing the spread of disease. Another widespread health crisis or the reemergence of severe COVID-19 pandemic conditions could negatively affect the economies and financial markets of many countries resulting in a global economic downturn which could negatively impact demand for our products and our ability to borrow or raise money. Any of these events could have a material adverse effect on our business, liquidity, financial condition, results of operations and your investment.

Risks Related to The Offering and Ownership of Units in The Company

The Company's Management and Affiliates May Have Conflicts of Interest

Principals and management of the Company are also involved in other projects and businesses that do not involve the Company. All of the foregoing could lead the Company's principals and management to devote time and resources to other projects. Although it would not be their intention, this devotion of time and resources to other projects could be to the detriment of the Company. Investors will have no interest in any business ventures or projects involving the Company's principals or management except for the investor's interest in the Company.

Some officers, directors and employees of the Company are yet to be determined, but they may be affiliated with the principals of the Company and also be involved in other projects that the principals and/or management of the Company are involved in and thus have the same conflicts as described above. It is also possible that certain personnel will be employed by members of affiliated businesses but perform services for the Company, in which case the Company may pay members of members of affiliated businesses compensation for these services. Principals and management of the Company, or of affiliated companies may also provide certain other services or incur costs on behalf of the Company for which they may be compensated or reimbursed. The Company's board and management will have substantial discretion to determine these arrangements and appropriate amounts of compensation.

In addition, the Company may utilize other consultants, vendors, persons or entities that could be related parties, or Company Unitholders. Some of these may have outside interests that compete with the Company or otherwise may be involved in other matters that may create conflicts of interest.

The Units Are Offered on a "Best Efforts" Basis and the Company May Not Raise the Maximum Amount Being Offered

Since the Company is offering the Units on a "best efforts" basis after the Target Offering Amount is raised, there is no assurance that the Company will sell enough Units to meet its capital needs. If you purchase Units in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C and Offering Statement or to meet the Company's working capital needs.

If the Maximum Offering Is Not Raised, It May Increase the Amount of Long-Term Debt or the Amount of Additional Equity It Needs to Raise

There is no assurance that the maximum number of Units in this offering will be sold. Regardless of whether the maximum amount is sold, the Company will need to incur additional debt or raise additional equity in order to finance the Company's operations. Increasing the amount of debt will increase the Company's debt service obligations and make less cash available for distribution to the Company's Unitholders. Increasing the amount of additional equity that the Company will have to seek in the future will further dilute those investors participating in this Offering.

Investor Funds Will Not Accrue Interest While in the Escrow Account Prior to Closing

All funds delivered in connection with subscriptions for the Units will be held in a non-interest-bearing escrow account until a closing of the Offering, if any. Investors in the securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the Offering or a closing. If the Company fails to hold a closing prior to the termination date, investor subscriptions will be returned without interest or deduction.

The Company Has Not Paid Dividends in the Past and Is Uncertain If It Will Be Able to Pay Dividends in the Foreseeable Future, So Any Return on Investment May Be Limited to the Value of the Units

Please note that the Company has never paid dividends on its Units and is uncertain if it will be able to pay dividends in the foreseeable future. The payment of dividends on the Company's Units will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. If the Company does not pay dividends, its Units may be less valuable because a return on your investment will only occur if its unit price appreciates. Consequently, investors must rely on sales of their Units after price appreciation, which may never occur, as the only way to realize any gains on their investment. Investors seeking cash dividends should not purchase the Company's Units. It is possible that the Company may never reach a financial position where it can or will issue dividends.

No Guarantee of Return on Investment

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Form C and Offering Statement and all exhibits and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision.

You Should Be Aware of the Long-Term Nature of This Investment

There is not now, and likely will not be in the near future, a public market for the Units. Because the Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units may have certain transfer restrictions. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain for the Units in a private sale. You should be aware of the long-term nature of your investment in the Company. You will be required to represent that you are purchasing the securities for your own account, for investment purposes and not with a view to resale or distribution thereof.

You Will Have Limited Influence on the Management of the Company

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors or employees of the Company. You will have a little ability to take part in the management of the Company as a minority Unitholder and will not be represented on any management board of the Company. Accordingly, no person should purchase the Units unless he or she is willing to entrust all aspects of management to the Company.

The Units in This Offering Have No Protective Provisions

The Units in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Units or as a Unitholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event" or "change of control" for the Company, the Units being offered do not provide you with any protection. In addition, there are no provisions attached to the Units in the Offering that would permit you to require the Company to repurchase the Units in the event of a takeover, recapitalization or similar transaction involving the Company.

Investing in This Offering Using a Credit Card Has Several Risks

Should you choose to invest in this offering using a credit card, you should be aware of several risks. The SEC's Office of Investor Education and Advocacy has issued an alert to inform investors about risks in using credit cards to purchase an investment. In part, this alert states that investing using a credit card has several risks including, but not limited to high interest rates, credit risk, transaction fees, credit card abuse, unauthorized charges on your credit card statements and risks related to third-party payment processors. If you are considering investing in this Offering by using a credit card, you are encouraged to read and review the investor alert at https://www.sec.gov/oiea/investor-alerts-and-bulletins/ia_riskycombination.

The Units Being Offered Have No Voting Rights

The Units being offered in this Form C and Offering Statement have no voting rights. Control of the Company and nearly all management decisions affecting the Company will be exercised only by those holding Class A and Class B Common Units, which are not being offered herein. As a result, all matters submitted to Unitholders will be decided by the vote of holders of voting Class A Common Units and Class B Common Units. This concentrated control eliminates other Unitholders' ability to influence corporate matters, and, as a result, the Company may take actions that its Unitholders do not view as beneficial. Because the securities being sold in this offering, Units of Class C Common Units (non-voting), have no voting rights, if you invest, you should not expect to be able to influence any decisions by management of the Company through voting on Company matters.

The Units of Class C Common Units (non-voting) Being Offered Are Subject to a Drag-Along Right

The Units of Class C Common Units (non-voting) being offered in this Form C and Offering Statement are subject to a drag-along right. Please review this Form C and Offering Statement and the Amended and Restated Operating Agreement for a full description of the drag-along rights.

Limitation on Director, Officer and Other's Liability

The Company's Amended and Restated Operating Agreement provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors, officers and others to the Company and its Unitholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company.

The Securities Being Offered Have No Liquidity

The Securities being offered are restricted and have no liquidity and transferability will be strictly limited by the Company's Amended and Restated Operating Agreement, Articles of Organization and/or Articles of Amendment, or any revisions to said documents, as well as by securities law. The Securities have not been registered with the U.S. Securities and Exchange Commission under the Securities Act, or with any other governmental body under the laws of any state, and cannot be sold or otherwise transferred except in accordance with the terms of the Company's Amended and Restated Operating Agreement, Articles of Organization, and/or Articles of Amendment or any revisions to said documents unless they are subsequently registered under applicable law (which the Company is not obligated, and has no current intention, to do) or if an exemption from registration is available. The Company is not committed to, and has no plans with respect to, any future liquidity event or timeframe. As such and until that changes any financial returns would be expected to come through distributions. However, distributions by the Company are not expected until the Company is generating sufficient excess cash, which is expected to take at least several years. Investors cannot be assured of receiving any amount of income from their investment in the Securities. Therefore, the Securities should be purchased only as long-term, speculative investment by investors capable of holding them for an indefinite period of time, who do not have the need for any income from the investment and who are able to withstand a loss of their entire investment.

There is No Public Trading Market for the Company's Units

At present, there is no active trading market for the Company's securities, and the Company does not have plans at this time to file the documents and seek approval required to establish a trading market for the Units being sold in this Offering. The Company cannot assure that even with the proper filings that a trading market will ever develop. In order to obtain a trading symbol and authorization to have the Company's securities trade publicly, the Company must file an application on Form 211 with, and receive the approval by, the Financial Industry Regulatory Authority ("FINRA") of which there is no assurance, before active trading of the Company's securities could commence. If the Company's securities ever publicly trade, they may be relegated to the OTC Pink Sheets. The OTC Pink Sheets provide significantly less liquidity than the NASD's automated quotation system, or NASDAQ Stock Market. Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of the Units and the Company's securities may be unable to resell their securities at or near their original price or at any price. In any event, except to the extent that investors' Units may be registered on a Form S-1 Registration Statement with the Securities and Exchange Commission in the future, there is absolutely no assurance that the Units could be sold under Rule 144 or otherwise until the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied.

Sales of the Company's Units by Insiders Under Rule 144 or Otherwise Could Reduce the Price of the Units, if a Trading Market Should Develop

Certain officers, directors and/or other insiders may hold Units in the Company and may be able to sell their Units in a trading market if one should develop. The availability for sale of substantial amounts of Units by officers, directors and/or other insiders could reduce prevailing market prices for the Company's securities in any trading market that may develop.

Should the Company's Securities Become Quoted on a Public Market, Sales of a Substantial Number of Units of the Type of Units Being Sold in This Offering May Cause the Price of the Company's Units to Decline

Should a market develop, and the Company's Unitholders sell, substantial amounts of the Company's Units in the public market, Units sold may cause the price to decrease below the current value of the Units. These sales may also make it more difficult for us to sell equity or equity-related securities at a time and price that the Company deems reasonable or appropriate.

Because the Company Does Not Have an Audit or Compensation Committee, Unitholders Will Have to Rely on Management to Perform These Functions

The Company does not have an audit or compensation committee comprised of independent directors or any audit or compensation committee. Management performs these functions as a whole. Thus, there is a potential conflict in that management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

The Offering Price for the Units of Class C Common Units (non-voting) Being Sold in This Offering Has Been Determined by the Company

The price at which the Units are being offered has been arbitrarily determined by the Company. There is no relationship between the offering price and the Company's assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the Units was derived as a result of internal decisions based upon various factors including prevailing market conditions, its future prospects and its capital structure. These prices do not necessarily accurately reflect the actual value of the Units or the price that may be realized upon disposition of the Units.

The Exclusive Forum Provision in the Subscription Agreement May Have the Effect of Limiting an Investor's Ability to Bring Legal Action Against the Company and Could Limit an Investor's Ability to Obtain a Favorable Judicial Forum for Disputes.

The subscription agreement for this Offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement to be brought in a court of competent jurisdiction in the State of Oregon other than claims brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder. This provision does not apply to purchasers in secondary transactions. This provision may have the effect of limiting the ability of investors to bring a legal claim against the Company due to geographic limitations. There is also the possibility that the exclusive forum provision may discourage Unitholder lawsuits, or limit Unitholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the

Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company's business and financial condition.

You Will Need to Keep Records of Your Investment for Tax Purposes.

As with all investments in securities, if you sell the Units, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Units for you (and many brokers refuse to hold Regulation Crowdfunding securities for their customers and are not set up to hold such securities) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

Unfavorable Publicity or Consumer Perception of the Safety, Quality, and Efficacy of Our Services Could Have a Material Adverse Effect on Our Business.

We are dependent upon consumers' perception of the safety, quality, and efficacy of our services. Negative consumer perception may arise from media reports, social media posts, liability claims, regulatory investigations or other matters affecting our services or our industry, any of which may reduce demand or could damage our reputation and adversely affect our business.

- Our financial success is dependent on positive brand recognition, which results in part from investments in marketing over a period of years. The success of our services may suffer if we do not continue to invest in marketing, or if our marketing plans or product initiatives are unsuccessful. In addition, an issue with one of our services could negatively affect the reputation of other services, potentially hurting our financial results.
- Negative social media posts or comments about us, similar companies, or our services could damage our reputation and adversely affect our business. Negative posts or comments about our services could result in liability if we fail to fully comply with such requirements.

Risks Related to the Company's Industry

Our Operations Depend On Licensed Healthcare Professionals And May Be Subject To Professional Practice Restrictions

Certain services offered at our facilities may require supervision or performance by licensed chiropractors, acupuncturists, functional medicine practitioners, nurses, or other healthcare professionals. If we are unable to recruit, retain, or replace qualified personnel, or if any practitioner loses or faces restrictions on their license, our operations could be disrupted. In addition, certain states restrict the ownership or control of medical practices by non-physicians or regulate fee-splitting and management arrangements. If our structure or operations are found to violate such rules, we may be required to restructure or discontinue certain services.

Many Of Our Services Involve Treatments That Are Subject To Evolving Regulatory Oversight

We currently offer, and plan to expand into, advanced wellness technologies and treatments such as photobiomodulation, PEMF therapy, ozone therapies, hyperbaric oxygen therapy, IV therapy, peptide therapy, extracorporeal blood oxygenation and ozonation, and therapeutic plasma exchange. These and similar modalities are subject to varying degrees of federal, state, and local regulation, and the regulatory landscape for certain therapies is evolving. Changes in laws, enforcement priorities, or licensing requirements could restrict or prohibit some services, increase compliance costs, or require us to modify or discontinue certain offerings.

Some Of Our Treatments May Not Be Widely Accepted By The Traditional Medical Community

Certain services offered or planned by the Company may be considered alternative, integrative, or investigational by portions of the medical community. Scientific evidence supporting the efficacy of some treatments may be limited or evolving. Negative publicity, regulatory actions, or unfavorable clinical findings could reduce demand for our services or subject us to scrutiny.

Clients May Experience Adverse Reactions To Treatments

Many of our services involve physical manipulation, injections, IV infusions, oxygen therapies, or exposure to specialized equipment. Clients may experience allergic reactions, infections, burns, oxygen toxicity, discomfort, or other complications. Even when proper procedures are followed, adverse events may occur, and the Company may be subject to malpractice, product liability, or negligence claims.

Our Insurance Coverage May Not Be Sufficient To Protect Us From All Claims

Although we may maintain professional and general liability insurance, such coverage may be unavailable, insufficient, or subject to exclusions for certain treatments. A significant claim or series of claims could materially harm our financial condition.

Our Services Are Largely Elective And Dependent On Discretionary Consumer Spending

Many of our treatments are not covered by insurance and must be paid for out-of-pocket by clients. As a result, demand for our services may be highly sensitive to economic conditions, inflation, unemployment, or declines in consumer discretionary income.

There Are Risks Related To Our Storage of Protected Health Information.

The Company stores protected health information in third-party electronic medical record systems. A data breach, cybersecurity incident, or noncompliance with applicable healthcare privacy laws such as HIPAA could result in fines, litigation, reputational harm, and disruption to operations.

Our Business Depends On Specialized Wellness Equipment That May Be Expensive, Difficult To Maintain, Or Subject To Regulation

We rely on advanced technology equipment such as hyperbaric chambers, photobiomodulation devices, PEMF systems, ozone therapy units, and other specialized devices. These systems are costly, may require regular maintenance, and may be subject to regulatory classification as medical devices. Equipment failures, regulatory reclassification, or inability to service or replace equipment could disrupt operations.

We Rely On Third-Party Suppliers For Treatment Components

Certain services require pharmaceuticals, peptides, IV solutions, ozone generators, disposables, or other materials sourced from third-party suppliers. Disruptions in supply chains, regulatory restrictions, or price increases could affect our ability to offer certain treatments.

Our Integrative Care Model Depends On Coordination Among Multiple Practitioners

Our business model involves coordinated care among chiropractors, acupuncturists, bodyworkers, functional medicine practitioners, and other specialists. Operational challenges, scheduling conflicts, or disagreements among providers could disrupt the client experience or reduce operational efficiency.

Our Future Growth Strategy Depends On Successful Expansion Into Additional Locations.

We intend to expand into additional flagship locations and possibly larger wellness campuses. Expansion requires significant capital, operational expertise, regulatory approvals, staffing, and market demand. New locations may not achieve expected utilization levels or profitability.

We May Be Subject To Healthcare Privacy Laws.

If we collect or store health-related information, we may be subject to HIPAA or similar state privacy laws. Data breaches or non-compliance could result in fines, litigation, and reputational harm.

THE RISK FACTORS LISTED HEREIN REFLECT MANY, BUT NOT ALL, OF THE RISKS INCIDENT TO AN INVESTMENT IN THE COMPANY'S SECURITIES. EACH INVESTOR MUST MAKE HIS OR HER OWN INDEPENDENT EVALUATION OF THE RISKS OF THIS INVESTMENT AND SHOULD READ THE ENTIRE CONTENTS OF THIS FORM C AND OFFERING STATEMENT AND ALL ATTACHMEMTS AND EXHIBITS BEFORE INVESTING.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE COMPANY'S MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE INVESTOR IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SHARES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE, AS WELL AS OTHERS NOT DISCUSSED ABOVE. IN ALL INSTANCES, PROSPECTIVE INVESTORS ARE

STRONGLY ADVISED TO CONSULT THEIR INVESTMENT ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN SITUATION PRIOR TO INVESTMENT IN THE SECURITIES.

IN VIEW OF THE COMPLEXITY OF THE TAX ASPECTS OF THE OFFERING, PARTICULARLY IN LIGHT OF CHANGES IN THE LAW AND POSSIBLE FUTURE CHANGES IN THE LAW AND THE FACT THAT CERTAIN OF THE TAX ASPECTS OF THE OFFERING WILL NOT BE THE SAME FOR ALL INVESTORS, PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATION PRIOR TO INVESTMENT IN THE SECURITIES.

Ownership and Capital Structure; Rights of the Securities

Ownership

At present, 100% of the beneficial ownership of the Company's voting securities lies with Casey Holliman. The following table sets forth information regarding beneficial ownership of all of the Company's securities, both voting and non-voting, specifically listing the only officer, manager and holder of 20% or more of the Class B Common voting securities and the Class C Common non-voting securities prior to this Regulation Crowdfunding ("Reg CF") Offering.

Performance Bodywork LLC Cap Table Regulation Crowdfunding Offering						
Name	Class B Common Voting Units		Class C Common Non-Voting Units		Total Units	
	QTY	%	QTY	%	QTY	%
Casey Holliman	6,000,000	100.0%	0	0.0%	6,000,000	86.8%
Other Shareholders	0	0.0%	400,000	44.0%	400,000	5.8%
Kendall Almerico (Options)	0	0.0%	30,000	3.3%	30,000	0.4%
Equity Incentive Plan	0	0.0%	480,000	52.7%	480,000	6.9%
TOTAL	6,000,000	100.0%	910,000	100.0%	6,910,000	100.0%

The following table sets forth information regarding beneficial ownership of all of the Company's securities, both voting and non-voting, specifically listing the only officer, manager and holder of 20% or more of the Class B Common voting securities and the Class C Common non-voting securities offered in this Regulation Crowdfunding ("Reg CF") Offering if all of the Units are sold in the Offering.

Performance Bodywork LLC Cap Table Regulation Crowdfunding Offering No Bonus Units Issued						
Name	Class B Common Voting Units		Class C Common Non-Voting Units		Total Units	
	QTY	%	QTY	%	QTY	%
Casey Holliman	5,520,000	100.0%	0	0.0%	5,520,000	72.0%
Other Shareholders	0	0.0%	400,000	18.6%	400,000	5.2%
Kendall Almerico (Options)	0	0.0%	30,000	1.4%	30,000	0.4%
Equity Incentive Plan	0	0.0%	480,000	22.4%	480,000	6.3%
Reg CF Investors	0	0.0%	1,235,000	57.6%	1,235,000	16.1%
TOTAL	5,520,000	100.0%	2,145,000	100.0%	7,665,000	100.0%

There are 30,000,000 units of all classes authorized at present in Performance Bodywork LLC, divided into three classes: Class A Common Units (15,000,000 authorized units), Class B Common Units (6,000,000 authorized units) and Class C Common Units (Non-Voting) (9,000,000 authorized Units). Preferred Units are also allowed under the Company's Amended and Restated Operating Agreement, but no Preferred Units have been authorized or issued as of the filing of this Form C. Additionally, no Class A Common Units have been issued as of the filing of this Form C. The number of authorized units of any class or classes of units (or any series of any class of units) may be increased or decreased (but not below the number of units thereof then outstanding) by a vote of the holders of the common units entitled to vote, voting as a single class.

The only Units being offered in this Offering are Class C Common Units (non-voting).

The Company has authorized the sale of up to 1,790,750 Class C Common Non-Voting Units for this Regulation Crowdfunding offering (the total number of Units that would be sold if the maximum possible number of Bonus Units are granted.

Performance Bodywork LLC Cap Table Regulation Crowdfunding Offering Maximum Bonus Units Issued						
Name	Class B Common Voting Units		Class C Common Non-Voting Units		Total Units	
	QTY	%	QTY	%	QTY	%
Casey Holliman	5,520,000	100.0%	0	0.0%	5,520,000	67.1%
Other Shareholders	0	0.0%	400,000	14.8%	400,000	4.9%
Kendall Almerico (Options)	0	0.0%	30,000	1.1%	30,000	0.4%
Equity Incentive Plan	0	0.0%	480,000	17.8%	480,000	5.8%
Reg CF Investors	0	0.0%	1,790,750	66.3%	1,790,750	21.8%
TOTAL	5,520,000	100.0%	2,700,750	100.0%	8,220,750	100.0%

No Class A Common Units, Class B Common Units or Preferred Units are being offered in this Regulation Crowdfunding offering. For a detailed description of the rights of each class of Units, please review the Company's Articles of Organization, Articles of Amendment, and Amended and Restated Operating Agreement at Exhibit G.

If any investor has more specific questions related to these matters, please review the exhibits to this Form C and Offering Statement, and inquire of Company's management.

The Company's Securities

Performance Bodywork LLC has authorized 1,790,750 Class C Common Non-Voting Units for this offering. These Units do not have voting rights, other than those reserved by Oregon law.

Unless otherwise provided by resolution of the managers, the units of the Company will not be represented by certificates but rather will be kept in book entry form.

Details of the rights of each class of units may be reviewed in the Company's Amended and Restated Operating Agreement which are attached to this Form C and Offering Statement as part of Exhibit G. A summary of the general rights of each class is as follows:

<u>Class C Common Units (Non-Voting) (the Units being sold in this Offering)</u>

No Voting Rights. Except as otherwise expressly provided in the Amended and Restated Operating Agreement or as required by applicable law, Class C Common Units shall have no voting rights, except as otherwise required by law. In the rare instances where holders of Class C Common Units are entitled to vote on any matter, they shall be entitled to one vote for each Class C Common Unit held.

Conversion Rights. Each Class C Common Unit outstanding shall automatically, without further action by the Company or the holder thereof, be converted into one fully paid and nonassessable Class A Common Unit following the earliest to occur of (i) there are no longer any Class B Common Units outstanding; (ii) the merger or acquisition of controlling interest of the Company if said merger or acquisition requires the Company to have one class of securities in order for the merger or acquisition to take place; (iii) the conversion of the Company into a corporation for purposes of listing for trading of the Company's securities on the New York Stock Exchange, the NYSE American, NASDAQ Global Select Market, NASDAQ Global Market, NASDAQ Capital Market or any successor markets or exchanges, with said conversion occurring based upon timing as determined by the managers; and (iv) the affirmative vote or written consent of the requisite Class B Common unitholders.

Dividends or Distributions. Subject to the preferential or other rights of any holders of any units that may be issued or outstanding, the holders of all series of units (including Class C Common Units) shall be treated equally, identically and ratably, on a per unit basis, with respect to any dividends or distributions unless a disparate dividend or distribution is approved in advance by the affirmative vote of the holders of a majority of the then-outstanding units of each class of units, voting as separate class.

<u>Class A Common Units (not being sold in this Offering)</u>

The Company has issued no Class A Common Units. If there is a merger, acquisition, conversion into a corporation, of public listing of the Company's securities that requires the Company to have one class of shares, the Company plans to convert all units into Class A Common Units. The Company will at all times reserve and keep available out of its authorized but unissued Class A Common Units enough of said units needed for the purpose of effecting the conversion of the Class B Common Units, Class C Common Units, and any Preferred Units into Class A Common Units. If at any time the number of authorized but unissued Class A Common Units will not be sufficient to effect the conversion of all then outstanding Class B Common Units, Class C Common Units, and Preferred Units, the Company will take such action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Class A Common Units to such number of units as shall be sufficient for such purpose.

Voting Rights. Holders of the Company's Class A Common Units are entitled to one vote on each matter submitted to a vote at a meeting of unitholders; and except as required by Oregon law or otherwise specified in the Company's charter or operating agreement.

Dividends or Distributions. Subject to the preferential or other rights of any holders of any units that may be issued or outstanding, the holders of all series of units (including Class A Common Units) shall be treated equally, identically and ratably, on a per unit basis, with respect to any dividends or distributions unless a disparate dividend or distribution is approved in advance by the affirmative vote of the holders of a majority of the then-outstanding units of each class of units, voting as separate class.

Class B Common Units (not being sold in this Offering)

The Company has issued 6,000,000 Class B Common Units. If there is a merger, acquisition, conversion into a corporation, of public listing of the Company's securities that requires the Company to have one class of shares, the Company plans to convert all units into Class A Common Units. The Company will at all times reserve and keep available out of its authorized but unissued Class A Common Units enough of said units needed for the purpose of effecting the conversion of the Class B Common Units, Class C Common Units, and any Preferred Units into Class A Common Units. If at any time the number of authorized but unissued Class A Common Units will not be sufficient to effect the conversion of all then outstanding Class B Common Units, Class C Common Units, and Preferred Units, the Company will take such action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Class A Common Units to such number of units as shall be sufficient for such purpose.

Voting Rights. Holders of the Company's Class B Common Units are entitled to twenty (20) votes on each matter submitted to a vote at a meeting of unitholders; and except as required by Oregon law or otherwise specified in the Company's charter or operating agreement.

Dividends or Distributions. Subject to the preferential or other rights of any holders of any units that may be issued or outstanding, the holders of all series of units (including Class B Common Units) shall be treated equally, identically and ratably, on a per unit basis, with respect to any dividends or distributions unless a disparate dividend or distribution is approved in advance by the affirmative vote of the holders of a majority of the then-outstanding units of each class of units, voting as separate class.

What It Means to Be a Minority Unitholder

As a minority holder of the Units of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering will have virtually no voting rights and may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution and should expect dilution to occur. The investor's stake in a company could be diluted due to the company issuing additional securities. In other words, when the company issues more securities, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of securities outstanding could result from a unit offering (such as an initial public offering, another equity crowdfunding round, a venture capital round, angel investment, employees or others exercising unit options, or by conversion of certain instruments (e.g., convertible bonds, convertible Units or warrants) into Units.

If the Company decides to issue more securities, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit.

Transferability of Securities

For a year, the securities you are purchasing in this offering can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

This is the first offering of securities of the Company, other than securities for founders and others who provided services to the Company.

Financial Condition and Results of Operations

Financial Condition

Investors should read the following discussion of our financial condition and operating results together with the financial statements and related notes at the end of this Form C and Offering Statement. The discussion includes forward-looking statements that reflect current expectations but involve risks and uncertainties; actual results and the timing of events may differ materially for the reasons described under "Risk Factors" and elsewhere herein.

Except for statements of historical fact, the information in this Form C and Offering Statement and its exhibits addresses activities, events, or developments the Company and its management expect or plan for the future. These forward-looking statements—covering matters such as investment objectives, business strategy, projected capital expenditures, competitive strengths, goals, and prospects—are based on assumptions and analyses drawn from management's experience, historical trends, prevailing conditions, and anticipated developments. Whether actual results conform to these expectations depends on numerous factors beyond the Company's control, including general economic, market, or business conditions; changes in laws or regulations; fluctuations in oil and gas prices; and other risks discussed under "Risk Factors." Accordingly, all forward-looking statements in this Form C and Offering Statement and its exhibits are qualified by these cautionary statements, and no assurance can be given that Performance Bodywork LLC will achieve the results anticipated by management.

Please see the financial statements attached as Exhibit B for subsequent events and applicable disclosures.

Results of Operations

How long can the business operate without revenue:

The Company is already generating revenue. The funds being raised will be used to supplement the revenues generated to sustain and attempt to grow the Company. If the securities offering is successful, and if the founder continues to be available to assist with funding needs, the Company will be able to operate for an extensive period of time. However, more funding rounds may be undertaken, and additional debt will also likely be incurred to fulfill the Company's business plan.

Foreseeable major expenses based on projections:

Major expenses for the future will be cost of equipment and furnishings for second location, as well as any buildout/construction costs not covered by tenant allowance. Additional payroll expenses for new hires as the business grows.

Future operational challenges:

The Company cannot predict every possible operational challenge that may exist based on the stage of the business. Many of the possible operational challenges are set out above, and particularly within the Risk Factors.

Future challenges related to capital resources:

The Company cannot predict the volatilities and expectations of commercial terms in the global and or domestic capital markets and may risk not being able to attract and secure commercially sound capital resources.

To fulfill some aspects of the Company's business plan, the Company will require more funding that the Company may raise in this Offering. The Company anticipates future funding rounds of various types and also anticipates incurring additional debt.

Future milestones and events:

Future milestones include but are not limited to the elimination of our initial buildout and equipment debt and opening of our second flagship Surge location.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc.)

The Company, at the time of this filing had $83,514 cash in the bank at the time of the financial reports. Cash consists of funds held in the Company's checking account. As of the date of filing of this Form C and Offering Statement, the cash on hand is approximately $54,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?) Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this offering are critical to the Company's growth business plan and operations but the Company is not reliant on this offering to operate the Company's business for any certain amount of time. The Company's management has experience with funding and has the ability, if needed, to obtain the financing necessary to continue the business plan even without this Regulation Crowdfunding offering. If necessary, the Company can draw on operational and financial support from its sole manager and majority unitholder.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will continue operations regardless of whether it raises the minimum Target Amount or not, but growth and a second location may require additional capital.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will continue operations regardless of whether it raises the maximum funding goal or not, but growth and a second location may require additional capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc.)

The Company may pursue additional equity and or debt financing depending on growth needs.

Indebtedness

At the time of filing this Form C and Offering Statement, the Company has debt from the following:

The Company maintains a business line of credit with First Fed Bank. The line of credit has a credit limit of $87,000 and requires monthly payments of accrued interest, with repayment in full of all outstanding obligations by the Termination Date. As of December 31, 2024, the outstanding balance on the line of credit was $20,000.

In May 2020, the Company incurred an Economic Injury Disaster Loan (EIDL) from the U.S. Small Business Administration (SBA) in the amount of $495,000. The loan carries a fixed interest rate of 3.75% per annum and is repayable over a term of 30 years. The loan is secured by a continuing security interest in all tangible and intangible personal property of the Company. Outstanding loan balance as of December 31, 2024, amounted to $493,116.

In November 2023, the Company entered into an Equipment Financing Agreement with Brickhouse Capital, LLC, to finance the purchase of equipment in the amount of $48,800. The financing agreement is structured over a 60-month period with fixed monthly payments of $1,104.58. Outstanding loan balance was $50,879 as of December 31, 2024.

In December 2023, the Company received an SBA Express Loan from BayFirst National Bank for $150,000. This loan carries an initial variable interest rate of 13.25% per annum and has a term of 10 years. It is secured by all tangible and intangible personal property of the Company. Outstanding loan balance was $136,839 as of December 31, 2024.

In December 2023, the Company entered into a second Equipment Financing Agreement with Brickhouse Capital, LLC, to finance the purchase of various equipment in the amount of $60,535. The agreement spans 63 months, with a base monthly payment of $1,439.97. Outstanding loan balance was $62,354 as of December 31, 2024.

On January 26, 2024, the Company entered into a Business Loan and Security Agreement with FC Marketplace, LLC, dba Funding Circle, for a principal amount of $167,074.60. The loan carries an interest rate of 13.99% per annum (16.81% APR) and has a term of 7 years. It is secured by a blanket lien on all business assets, excluding real property. Outstanding loan balance was $153,285 as of December 31, 2024.

In May 2024, the Company entered into an Equipment Financing Agreement with Brickhouse Capital, LLC, assigned to AILCO Equipment Finance Group, Inc., for a financed cost of $115,000. The financing agreement is for a term of 63 months, with a base monthly payment of $2,736.98. Outstanding loan balance as of December 31, 2024, amounted to $124,281.

In June 2024, the Company executed documents for a second SBA Express Loan from BayFirst National Bank in the amount of $79,600. The loan carries an initial variable interest rate of 13.25% per annum and has a term of 10 years. This loan is unsecured. Outstanding loan balance as of December 31, 2024, amounted to $74,843.

The Company entered into a financing arrangement with Square Financial Services, Inc. on May 1, 2025, and received loan proceeds of $26,000, net of a loan fee of $3,676, resulting in a total loan balance of $29,676. The loan requires monthly payments of $2,473 and carries a 12-month term, with a contractual maturity date of May 2, 2026. The loan bears a stated repayment rate of 20%.

On October 23, 2025, the Company entered into a financing agreement under the Stripe Capital Program with Celtic Bank whereby the Company received loan proceeds of $89,600 subject to a fixed fee of $10,931 resulting total repayment obligation of $100,531. Beginning October 30, 2025, the Company was obligated to remit 25% of its daily merchant receivables until total repayment is made. More details may be found in the Company's attached financial statements.

Related Party Transactions

The Company has no related party transactions. In the financial statements, there is a $8,130 transaction listed as "Due From Member" as of December 31, 2024. This debt was paid in full in 2025.

Regulation Crowdfunding Valuation

Pre-Money Valuation of $6,910,000.00.

Valuation Details: The valuation is based on the amount of Units to be sold based on a $1.00 per Unit price, as well as internal projections and calculations of future projections.

Use of Proceeds

The proposed use of proceeds from the offering includes:

If the Target Offering Amount of $10,000 is raised, the funds will be used for costs of this offering and general operational expenses.

If the full maximum offering of $1,235,000 is raised, the funds will be used for the costs of this offering, then the remaining funds are presently planned to be used as follows:

31% to pay down debt
8% for salaries and payroll
2% for marketing/advertising
59% for funding second Surge location

Management of the Company has wide latitude and discretion in the use of proceeds from this offering. At present, management's best estimate of the use of proceeds is set out above. However, potential investors should note that this Form C and Offering Statement contains only the best estimates of the Company's management based upon information available to them at the present time, and that the actual use of proceeds is likely to vary from this based upon circumstances as they exist in the future, various needs of the Company at different times and the management and employees of the Company may be paid salaries and receive benefits that are commensurate with similar companies.

The Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company's management. The Company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

Indemnification of Officers, Directors and Certain Non-Executive Employees.

The Company's Amended and Restated Operating Agreement limit the liability of directors and officers of the Company to the maximum extent permitted by Oregon law in connection with, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not an action by or in the right of the Company), by reason of the fact that he or she is or was a director or officer of the Company, or, while serving as a director or officer of the Company, is or was serving at the request of the Company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity. The right to indemnification conferred by Amended and Restated Operating Agreement shall also include the right of such persons to be paid in advance by the Company for their expenses to the full extent permitted by the laws of the State of Oregon as from time to time in effect. The right to indemnification conferred on such persons is a contract right.

The indemnification provisions of the Company's Amended and Restated Operating Agreement contain additional rights and obligations related to this subject. For additional information on indemnification and limitations on liability of the Company's directors, officers, and others, please review the Company's Amended and Restated Operating Agreement, which are attached as Exhibit G to this Form C and Offering Statement.

As of the date of filing of this Form C and Offering Statement, there was no pending litigation or proceeding involving any of the Company's directors, officers or others as to which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Regulatory Information

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C and Offering Statement; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers, directors or any Unitholder with more than 20% of the total equity or voting equity in the Company.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report will be found on the Company's website at www.surgewellness.com.

The Company must continue to comply with the ongoing reporting requirements until:

- it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

- it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

- it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

https://invest.cultivatecapital.org/projects/15501-PERFORMANCE-BODYWORK-D-B-A-SURGE-WELLNESS

Investing Process

The Company is offering up to $1,235,000.00 (the "Maximum Offering") in Units of Class C Common Units (non-voting) at $1.00 per Unit, under Regulation Crowdfunding. The Company is attempting to raise a Target Offering Amount of $10,000.00 in this Offering (the "Target Offering Amount") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by April 28, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

Investors are also entitled to certain "perks" based on the amount of their investment. See section above entitled "Perks" for full details. All perks will be fulfilled after this Regulation CF offering is closed.

The Offering is being made through Cultivate Capital Group LLC (the "Intermediary"). In order to purchase the Units, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an investor makes an investment commitment under a name that is not their legal name, they may be unable to sell or redeem their Securities indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the investor. Investor funds will be held in escrow with Tristate Capital Bank until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing in which their Units are issued, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card, debit card, or ACH to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or the closing in which the investor's Units are issued.**

The Company will notify investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may hold a closing of the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering, and the investor will receive the Units in exchange for his or her investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Units, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the Units was determined arbitrarily. The minimum amount that an investor may invest in the Offering is $500.00.

NEITHER CULTIVATE CAPITAL GROUP, LLC, THE INTERMEDIARY NOR TRISTATE CAPITAL BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE INTERMEDIARY AND THE ESCROW AGENT MAKE NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS,

OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE INTERMEDIARY'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

EXHIBIT B TO FORM C
FINANCIAL STATEMENTS

Performance Bodywork LLC

(a Oregon Limited Liability Company)

Unaudited Financial Statements

As of the years ended December 31, 2024 and 2023

Reviewed by



Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Performance Bodywork LLC

Table of Contents



Independent Accountant's Review Report

January 28, 2026
To: Board of Directors of Performance Bodywork LLC
Re: 2024-2023 Financial Statement Review– Performance Bodywork LLC
Portland, Oregon

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Performance Bodywork LLC, which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Performance Bodywork LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
January 28, 2026

  

229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

PERFORMANCE BODYWORK LLC
BALANCE SHEET
December 31, 2024 and 2023
(Unaudited)

ASSETS		2024		2023
Current Assets				
Cash and cash equivalents	$	83,514	$	114,258
Accounts Receivable		106,559		47,890
Prepaid and other current assets		56,457		44,000
Total Current Assets		246,530		206,148
Noncurrent Assets				
Property and equipment		575,879		272,325
Right-of-use assets		1,563,883		1,735,096
Due from member		8,130		21,055
Security deposits		36,088		36,088
Total Noncurrent Assets		2,183,980		2,064,564
Total Assets	$	2,430,510	$	2,270,712
LIABILITIES AND MEMBER'S EQUITY				
Current Liabilities				
Accounts Payable		53,571		31,117
Credit cards payable		58,784		17,123
Accrued liabilities		24,728		12,497
Line of credit		20,000		-
Lease liability, current portion		166,524		152,034
Total Current Liabilities		323,607		212,771
Noncurrent Liabilities				
Loans payable, long-term		1,096,596		675,930
Lease liability, long-term		1,506,402		1,672,926
Total Noncurrent Liabilities		2,602,998		2,348,856
Total Liabilities		2,926,605		2,561,627
Member's Equity				
Member's equity		(496,095)		(290,915)
Total Member's Equity		(496,095)		(290,915)
Total Liabilities and Member's Equity	$	2,430,510	$	2,270,712

The accompanying footnotes are an integral part of these financial statements.

60

PERFORMANCE BODYWORK LLC
INCOME STATEMENT
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024		2023
Revenues	$ 1,070,135	$	826,089
Cost of goods sold	(668,890)		(534,370)
Gross profit	401,245		291,719
Operating Expenses			
General and administrative	67,072		41,761
Advertising and marketing	9,321		11,247
Professional services	40,492		7,228
Payroll Expenses	108,931		97,452
Depreciation expense	136,281		72,650
Rent Expense	176,516		143,259
Total Operating Expenses	538,613		373,597
Other Income/(Expenses)			
Interest expense	(91,972)		(17,620)
Other income	24,160		44,580
Total Other Expenses - net	(67,812)		26,960
Net Income (Loss)	$ (205,180)	$	(54,918)

The accompanying footnotes are an integral part of these financial statements.

PERFORMANCE BODYWORK LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	Common Units	Member's Contribution		Retained Earnings		Total Member's Equity	
Balance as of December 31, 2022	6,000,000	$	1,317	$	(237,314)	$	(235,997)
Net loss	-		-		(54,918)		(54,918)
Balance as of December 31, 2023	6,000,000	$	1,317	$	(292,232)	$	(290,915)
Net loss	-		-		(205,180)		(205,180)
Balance as of December 31, 2024	6,000,000	$	1,317	$	(497,412)	$	(496,095)

The accompanying footnotes are an integral part of these financial statements.

PERFORMANCE BODYWORK LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (205,180)	$ (54,918)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation and amortization	136,281	72,650
Right-of use assets and right-of-use liabilities	19,179	56,471
Changes in operating assets and liabilities:	-	-
Accounts receivable	(58,669)	(47,890)
Prepaid and other current assets	(12,457)	(27,796)
Due from member	12,925	(8,114)
Security deposits	-	(32,498)
Accounts payable	22,454	31,117
Accrued liabilities	12,231	8,645
Credit cards payable	41,661	13,797
Line of credit	20,000	-
Net cash provided by (used in) operating activities	(11,575)	11,464
Cash Flows from Investing Activities		
Property and equipment	(439,835)	(175,864)
Net cash used in investing activities	(439,835)	(175,864)
Cash Flows from Financing Activities		
Loans payable	420,666	186,529
Net cash provided by financing activities	420,666	186,529
Net change in cash and cash equivalents	(30,744)	22,129
Cash and cash equivalents at beginning of period	114,258	92,129
Cash and cash equivalents at end of period	$ 83,514	$ 114,258
Supplemental cash flow information:		
Cash paid for interest	$ (91,972)	$ (17,620)
Cash received for income taxes	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

63

Performance Bodywork LLC
Notes to Unaudited Financial Statements
December 31, 2024 and 2023
(Unaudited)

Note 1 – Organization and Nature of Business

Performance Bodywork, LLC, an Oregon Limited Liability Company (the "Company"), was formed in Oregon on September 3, 2015. The Company provides bodywork and therapeutic massage services. Performance Bodywork, LLC operates in Portland, Oregon, and focuses on promoting wellness, recovery, and performance enhancement through specialized manual therapy and related services.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash. The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2024 and December 31, 2023, the Company had $83,514 and $114,258 of cash and cash equivalents.

Accounts Receivable

Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for credit losses for estimated losses resulting from the inability of its

Performance Bodywork LLC
Notes to Unaudited Financial Statements
December 31, 2024 and 2023
(Unaudited)

customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectability. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

As of December 31, 2024 and 2023, the company tracks and manages accounts receivable on an ongoing basis. Overdue accounts are monitored regularly, and any balances that remain outstanding after reasonable collection efforts are written off through a charge to the valuation allowance and credit to accounts receivables. Accounts receivables totaled $106,559, and $47,890, respectively.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their useful service lives. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets. As of December 31, 2024, and 2023, the Company has outstanding prepaid expenses amounts of $56,457 and $44,000, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized, while expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Medical equipment is depreciated over five to seven years, while leasehold improvements are depreciated over twelve years.

Management periodically evaluates property and equipment for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable based on expected future cash flows. If undiscounted cash flows from the use and eventual disposition of an asset are less than its carrying amount, an impairment loss is recognized for the difference between the carrying value and the asset's fair value. In performing this assessment, management considers factors such as operating performance, future business prospects, asset utilization, potential obsolescence, competition, and other economic conditions. Based on this evaluation, no impairment was recognized for the years ended December 31, 2024 and 2023.

Security Deposit

The Company has paid security deposits in connection with its lease agreements. Security deposits are recorded as noncurrent assets when they are expected to be held by the lessor beyond one year and are not subject to interest. These amounts are refundable to the Company at the end of the lease term, provided that all obligations under the lease have been met. Management evaluates the recoverability of security deposits if circumstances indicate amounts may not be fully collectible. Security deposits totaled $36,088 as of December 31, 2024 and 2023.

Accounts Payable

Performance Bodywork LLC
Notes to Unaudited Financial Statements
December 31, 2024 and 2023
(Unaudited)

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount. The Company has accounts payable amounting to $53,571 and $31,117 as of December 31, 2024 and 2023, respectively.

Accrued Liabilities

Accrued expenses represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued expenses are classified as current liabilities and are typically settled within the normal operating cycle. The Company has accrued expenses amounting to $24,728 and $12,497 as of December 31, 2024 and 2023, respectively.

Lease Accounting Policy

The Company accounts for leases in accordance with Accounting Standards Codification (ASC) 842, "Leases." For operating leases, the Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. The ROU asset represents the Company's right to use the underlying asset during the lease term, while the lease liability represents the present value of lease payments that are not yet paid. Lease payments are discounted using the rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate.

ROU assets are initially measured based on the lease liability, adjusted for any lease payments made at or before the commencement date, lease incentives received, and initial direct costs incurred. The ROU asset is subsequently amortized over the lease term on a straight-line basis. Lease liabilities are increased to reflect interest on the liability and reduced to reflect lease payments made during the period.

Operating lease expense is recognized on a straight-line basis over the lease term within the Company's operating expenses. The Company evaluates its lease agreements to determine whether a contract conveys the right to control the use of an identified asset and whether it qualifies as an operating or finance lease. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized as incurred.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Performance Bodywork LLC
Notes to Unaudited Financial Statements
December 31, 2024 and 2023
(Unaudited)

As of December 31, 2024 and 2023, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:
    i.   Identification of the promised goods in the contract;
    ii.   Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
    iii.   Measurement of the transaction price, including the constraint of variable consideration;
    iv.   Allocation of the transaction price of the performance obligations; and
    v.   Recognition of revenue when (or as) the Company satisfies each performance obligation.

Performance Bodywork LLC recognizes revenue in accordance with the five-step model outlined in Topic 606 of the Financial Accounting Standards Board (FASB) Accounting Standards Codification. Revenue is recognized when the Company satisfies its performance obligations by providing therapeutic services to clients.

The primary performance obligations of the Company are the provision of massage therapy, wellness treatments, and related services. Revenue is recognized at a point in time when the service is provided, and the client receives the benefit of the service. Payment is typically collected at the time of service or invoiced shortly thereafter, with payment due within a short period.

Cost of Revenues

Cost of revenues consists of all direct costs incurred in the provision of therapeutic and wellness services. These costs primarily include payroll expenses for licensed massage therapists (LMTs) and other staff directly involved in providing services to clients. Additionally, the cost of revenues includes expenses for supplies and consumables used during treatments, such as massage oils, lotions, and other materials.

Other costs included in the cost of revenues are facility-related expenses, such as rent, utilities, and maintenance, as well as any direct overhead costs associated with operating the Company's service locations. These costs are directly tied to the delivery of services and are necessary for the provision of bodywork and wellness treatments to clients.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $9,321 and $11,247 for the years ended December 31, 2024 and December 31, 2023, respectively.

Income Taxes

67

Performance Bodywork LLC
Notes to Unaudited Financial Statements
December 31, 2024 and 2023
(Unaudited)

The Company is organized as a single-member limited liability company. For U.S. federal and state income tax purposes, the Company is not taxed at the entity level; instead, all taxable income or loss is reported directly by the sole member on the member's individual income tax return. Accordingly, no provision for income taxes is included in the accompanying financial statements.

The Company evaluates its tax positions in accordance with applicable accounting guidance and recognizes the effect of uncertain tax positions only if it is more likely than not that such positions would be sustained upon examination. The Company did not identify any uncertain tax positions for the years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Note 3 – Property and Equipment

Property and equipment consist of the following:

	December 31, 2024	December 31, 2023
Equipment	$ 667,136	$ 438,122
Leasehold improvements	257,599	108,812
Signs	41,194	10,913
Total	965,929	557,847
Less: Accumulated depreciation	(390,050)	(285,522)
Property and equipment, net	$ 575,879	$ 272,325

Depreciation expenses for the years ended December 31, 2024 and 2023 were $136,281 and $72,650, respectively.

Note 4 – Due from Member

The Company has due from its sole member with no specified maturity date or interest rate. Total member receivables outstanding were $8,130 and $21,055, respectively, as of December 31, 2024 and 2023. Management does not expect the balance to be collected within the next twelve months; therefore, the receivable is classified as a long-term asset.

Note 5 – Line of Credit

On July 3, 2023, the Company entered into a business line of credit with First Fed Bank. The line of credit has a credit limit of $87,000 and requires monthly payments of accrued interest, with repayment in full of all outstanding obligations by the maturity date, June 30, 2026.

As of December 31, 2024 and 2023, the outstanding balance on the line of credit was $20,000 and $0, respectively.

Note 6 – Loans Payable

In May 2020, Performance Bodywork LLC incurred an Economic Injury Disaster Loan (EIDL) from the U.S. Small Business Administration (SBA) in the amount of $495,000 The loan carries a fixed interest rate of 3.75% per annum and is repayable over a term of 30 years. The loan is secured by a continuing security interest in all tangible and intangible personal property of the Company.

Performance Bodywork LLC
Notes to Unaudited Financial Statements
December 31, 2024 and 2023
(Unaudited)

Outstanding loan balance as of December 31, 2024 and 2023 amounted to $493,116 and $478,235, respectively.

In November 2023, the Company entered into an Equipment Financing Agreement with Brickhouse Capital, LLC, to finance the purchase of equipment in the amount of $48,800. The financing agreement is structured over a 60-month period with fixed monthly payments of $1,104.58. Outstanding loan balance were $50,879 and $47,695, respectively, as of December 31, 2024 and 2023.

In December 2023, the Company received an SBA Express Loan from BayFirst National Bank for $150,000. This loan carries an initial variable interest rate of 13.25% per annum and has a term of 10 years. It is secured by all tangible and intangible personal property of the Company. Outstanding loan balance were $136,839 and $150,000, respectively, as of December 31, 2024 and 2023.

In December 2023, the Company entered into a second Equipment Financing Agreement with Brickhouse Capital, LLC, to finance the purchase of various equipment in the amount of $60,535. The agreement spans 63 months, with a base monthly payment of $1,439.97. Outstanding loan balance was $62,354 as of December 31, 2024.

On January 26, 2024, the Company entered into a Business Loan and Security Agreement with FC Marketplace, LLC, dba Funding Circle, for a principal amount of $167,074.60. The loan carries an interest rate of 13.99% per annum (16.81% APR) and has a term of 7 years. It is secured by a blanket lien on all business assets, excluding real property. Outstanding loan balance was $153,285 as of December 31, 2024.

In May 2024, the Company entered into an Equipment Financing Agreement with Brickhouse Capital, LLC, assigned to AILCO Equipment Finance Group, Inc., for a financed cost of $115,000. The financing agreement is for a term of 63 months, with a base monthly payment of $2,736.98. Outstanding loan balance as of December 31, 2024 amounted to $124,281.

In June 2024, the Company executed documents for a second SBA Express Loan from BayFirst National Bank in the amount of $79,600. The loan carries an initial variable interest rate of 13.25% per annum and has a term of 10 years. This loan is unsecured. Outstanding loan balance as of December 31, 2024 amounted to $74,843.

Note 7 – Leases

As of December 31, 2024, and 2023, the Company has multiple lease agreements, all of which are classified as operating leases in accordance with ASC 842, Leases. These leases primarily relate to office spaces and other facilities necessary for business operations. The Company does not engage in significant subleasing activities.

Leases with an initial term of 12 months or less are not recorded in the balance sheets. The Company recognize lease expense for these leases on a straight-line basis over the lease term.

As of December 31, 2024, and 2023, the right-of-use (ROU) assets were $1,563,883 and $1,735,096, respectively. Short-term lease liabilities as of December 31, 2024, and 2023, were $166,524 and $152,034, respectively. Long-term lease liabilities as of December 31, 2024, and 2023, were $1,506,402 and $1,672,926, respectively.

Future payment obligations and present value of lease liabilities with respect to the Company's operating leases, which were existing at December 31, 2024 and 2023, by year and in the aggregate, are as follows:

69

	31-Dec-24	31-Dec-23
2024	$ -	$ 243,282
2025	250,170	250,170
2026	246,144	246,144
2027	237,211	237,211
2028	242,372	242,372
Thereafter	1,122,226	1,122,226
Total future lease payments	2,098,123	2,341,405
Less: Interest	(425,197)	(516,445)
Present value of lease liabilities	$1,672,926	$ 1,824,960

Note 8 – Member's Equity

Performance Bodywork LLC is a limited liability company, and as such, ownership is represented by member units rather than stock. The Company has 6,000,000 class B common units outstanding as of December 31, 2024, and 2023.

During the years ended December 31, 2024, and 2023, the Company did not issue any additional member units. The Company's equity reflects the accumulated deficit from operations, with net losses incurred during both periods.

Note 9 – Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

Note 10 – Liquidity and Going Concern Considerations

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company sustained a net loss of $205,180 and $54,918 for the years ended December 31, 2024, and 2023, respectively. The Company has a negative member's equity amounting to $496,095 and $290,915, respectively, as of December 31, 2024 and 2023. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company is actively pursuing a plan to continue its growth and expand its service offerings. In 2024, the Company successfully opened Surge Wellness, a wellness center that operates under the Company's DBA. Surge Wellness offers advanced wellness technologies alongside elite-level provider care, including massage therapy, fascia stretch therapy, chiropractic, acupuncture, functional nutrition, and private Pilates, significantly broadening the scope of services available to clients. In addition to expanding its service offerings, the Company has also focused on optimizing operational costs, including negotiating reductions in service-related expenses. These efforts are expected to improve cash flow, further supporting the Company's operations.

Management believes that the continuation of its current operating performance, along with the successful execution of its strategic initiatives, will enable the Company to meet its financial obligations and continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 11 – Subsequent Events

Loan with Square Financial Services Inc.

Performance Bodywork LLC
Notes to Unaudited Financial Statements
December 31, 2024 and 2023
(Unaudited)

The Company entered into a financing arrangement with Square Financial Services, Inc. On May 1, 2025, the Company received loan proceeds of $26,000, net of a loan fee of $3,676, resulting in a total loan balance of $29,676. The loan requires monthly payments of $2,473 and carries a 12-month term, with a contractual maturity date of May 2, 2026. The loan bears a stated repayment rate of 20%.

Loan with Celtic Bank

On October 23, 2025, the Company entered into a financing arrangement under the Stripe Capital Program with Celtic Bank (the "Loan"). Under the agreement, the Company received loan proceeds of $89,600, subject to a fixed fee of $10,931, resulting in a total repayment obligation of $100,531. Beginning October 30, 2025, the Company is required to remit 25% of its daily merchant receivables until the total repayment amount is fully satisfied. The agreement also requires a minimum payment of $11,170.12 every 60 days. The Loan has a stated final repayment date of April 23, 2027.

Crowdfunding Offering

The Company initiated plans to raise additional capital through an equity crowdfunding offering, which is expected to be conducted under Regulation Crowdfunding. As part of the planned raise, the Company intends to issue Class C non-voting shares to investors with an aggregate maximum offering of up to $1,235,000.

Management's Evaluation

Management has evaluated subsequent events through January 28, 2026, the date the financial statements were available for issuance. Based on this evaluation, no additional material events other than those described below were identified that require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS



PERFORMANCE BODYWORK D/B/A SURGE WELLNESS

INVEST IN A POWERFUL ALTERNATIVE TO CONVENTIONAL HEALTHCARE

Invest in the Global Wellness Exonomy That Has Reached a Record $6.3 Trillion And Is Forecast to Hit $9 Trillion by 2028

CLOSED

Surge Wellness leverages the latest and most innovative wellness technologies, paired with elite provider care to deliver a truly elevated health experience. Invest now and own part of a company capitalizing on the rise of holistic wellness practices, which have become a mainstream lifestyle trend as consumers increasingly seek integrated, science-backed, and preventative services.

OVERVIEW

OUR STORY

SUPPORTERS

OUR ADVANTAGE

MEET THE FOUNDER

PERKS

COMMENTS

UPDATES

ASK A QUESTION

OWN A PART OF SURGE WELLNESS: REDEFINING HEALING

Performance Bodywork d/b/a Surge Wellness is a premier integrative wellness center grounded in results-driven bodywork, advanced recovery therapies, and Functional Medicine protocols.

Built from the proven success of Performance Bodywork—one of Portland's most respected therapeutic practices—Surge redefines modern healing through a holistic, evidence-based model that addresses the root causes of pain, inflammation, stress, and systemic dysfunction. Our approach goes beyond symptom management, incorporating Functional Medicine principles to optimize gut health, hormone balance, detoxification pathways, metabolic function, and nervous system regulation.

With a focus on cellular regeneration, longevity, and peak performance, Surge delivers elite, practitioner-led care under one roof—establishing a new standard for comprehensive, proactive health optimization.

Surge Wellness integrates some of the most innovative technologies available today, including Photobiomodulation, PEMF Therapy, Ozone Therapy, Cold Plunge and Sauna Contrast Therapy, Hyperbaric Oxygen Therapy (and more), strategically combined with personalized treatment plans to enhance recovery, resilience, and long-term vitality.

Invest today for as little as $1,000 and own a part of our established facilities - and future Surge Wellness locations -as we scale a next-generation model of integrative health.



MAXIMUM OFFERING

$1,235,000

0 % committed

CLOSED

MIN. RAISE	$10,000
PER UNIT	$1
MIN INVESTMENT	$500

DOCUMENTS

Form C
Investor Package

   

 



ELITE PROVIDER CARE



Surge Wellness is supported by a team of highly trained, experienced healthcare professionals dedicated to delivering exceptional, integrative care, including:

- Functional Medicine

- Acupuncture

- Elite Bodyworkers (Fascia Release, Movement & Massage)

- Chiropractic

Each client receives a fully customized wellness plan tailored to their unique health history, goals, and physiology - ensuring precise, personalized care designed to optimize performance, accelerate recovery, and support long-term vitality.

OUR STORY

In 2012, Casey Holliman launched Performance Bodywork, focusing on functional recovery, movement optimization, and bodywork that truly made a difference. It became a trusted name in Portland's wellness community, valued for clinical expertise and measurable outcomes.

A second Performance Bodywork location opened in 2019. Both locations continue to maintain a reputation for high-quality, therapeutic bodywork.

Casey envisioned something revolutionary: a center that addressed pain, performance, prevention, and health optimization through a fully integrated lens.

That vision became Surge Wellness.

Launched in July 2024, Surge brings together advanced technologies, holistic protocols, and a luxury-level client experience. It is a complete reimagining of what healing can be.



WHAT OUR SUPPORTERS SAY



The opening of Surge is the culmination of years of hard work and excellence on the part of its owner and team. It is a world-class facility with the kind of cutting-edge treatments one might find in Manhattan or Beverly Hills. Whether you are recovering from an injury, an athlete striving for peak performance, or someone who wants to age well, Surge is for you. We are fortunate to have such a business in Portland.



OUR COMPETITIVE ADVANTAGE



1. Integrated, Multi-Modal Care: Clinical and holistic services under one roof.

2. Elite Provider Team: Hand-selected and deeply trained therapists and clinicians.

3. Nervous System-Centered Environment: A healing space that regulates the nervous system, fosters safety, and creates an atmosphere where the body can truly relax, restore, and heal.

4. Results-Driven Philosophy: Intentional, outcome-oriented, goal-focused services.

5. Foundational Legacy: Built on over a decade of hands-on success.

MEET THE FOUNDER

Casey Holliman, CEO, LMT, CFSS

Casey Holliman is the founder of Surge Wellness, a progressive wellness practice dedicated to reshaping how people experience healthcare. As a bodyworker, Certified Fascia Stretch Specialist, and wellness technology expert, Casey is passionate about promoting meaningful change in the healthcare world by focusing on prevention, education, and whole-body optimization—not just symptom relief.

With deep expertise in anatomy, movement, and holistic healing, Casey creates personalized sessions tailored to each client's unique needs. His work goes beyond temporary relief, helping individuals restore balance, improve functional movement, and build a stronger connection with their bodies.

After years of dedication and relentless effort, Casey opened Surge Wellness in July 2024 with a vision of integrating advanced technologies and a highly skilled practitioner team to deliver a comprehensive, client-centered approach to health and vitality. His mission is simple: empower people to move better, feel better, and live with lasting resilience.



PERKS

The Company is offering the following investment amount-based "perks" in addition to the securities being offered.
All amounts receive units at $1 per unit.

The Company is also offering the following time-based "perks" in addition to the perks below and the securities being sold.

20% bonus units for investors who complete and submit their investment application before 11:59 PM Pacific on March 20, 2026.

10% bonus units for investors who complete and submit their investment application from March 21, 2026 through 11:59 PM Pacific on April 3, 2026.
Time-based perks are cumulative with investment amount-based perks.

$1000 (up to $2,499)
2 free 50-minute Ammortal sessions

$2,500 (up to $4,999)
2 free 50-minute Ammortal sessions
12 free HealthTech credits

$5,000 (up to $9,999)
2 free 50-minute Ammortal sessions
48 free HealthTech credits

$10,000 (up to $19,999)
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$100,000 (up to $199,999)
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CULTIVATE CAPITAL

www.CultivateCapital.org is a website owned and operated by Cultivate Capital Group, LLC ("Cultivate Capital"). All Regulation Crowdfunding, Regulation D and Regulation A activities on www.CultivateCapital.org are conducted by Cultivate Capital, a broker-dealer registered with the U.S. Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA).

All securities listed on www.CultivateCapital.orgare being offered by the applicable issuer of such securities and all information included on this website related to those securities is the responsibility of each such issuer. The information on our website regarding any issuer or in a blog post is based on publicly available information or directly from the subject issuer. Cultivate Capital and its affiliates make no representation or warranty as to the adequacy, accuracy or completeness of such information. Any written materials on our website have been prepared solely for informative purposes and are not a solicitation of an offer to buy or an offer to sell any security. Cultivate Capital does not give investment advice, recommendations, or analysis as to any securities through www.CultivateCapital.org or in any other manner, nor does it endorse or recommend investments in any company or the suitability of an investment for any particular investor. Cultivate Capital does not provide any legal or tax advice with respect to any securities. Neither Cultivate Capital nor any of its officers, directors, agents, registered representatives and/or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information submitted by or presented. No securities offered on this website have been recommended or approved by any federal or state securities commission or regulatory authority, including but not limited to, the U.S. Securities and Exchange Commission.

By using www.CultivateCapital.org, you accept and agree to be bound by the site's Terms of Use and Privacy Policy as may be amended from time to time without notice or liability. Please be aware that Cultivate Capital or its affiliates receive fees from issuers posted on our website at www.CultivateCapital.org. Details about our compensation are disclosed in the offering materials for each issuer conducting a live offering. Cultivate Capital may choose to compensate outside sources to help market our business and to receive introductions to possible issuers. Compensation to such parties will not be based on the success or size of any transaction and fees will not be based directly or indirectly on the purchase or sale of any security. Blog posts or the posting of information on our website regarding any issuer, including any links to information either in the blog post or on our website, should not be construed as an endorsement or recommendation of that issuer for any purpose whatsoever. Links are provided for information only and Cultivate Capital and its affiliates are not responsible for any information at the sites linked to. Blog posts or the posting of information on our website does not take into account the investment objectives, financial situation or needs of any particular investor, and each investor should consider whether any investment opportunity is appropriate given their investment objectives and current financial circumstances. Any person considering any investment is encouraged to consult with their own investment or financial advisor, tax advisor and/or attorney before making any investment.

All investments entail risk. The issuers on our site are generally small or early-stage companies and are subject to risks inherent in investing in any small or early-stage company as well as other risks specific to their business and operations. In addition, securities of these issuers may be highly illiquid, requiring that they be held for an indefinite period of time or have a limited market for resale. Therefore, no one should invest in any of these issuers unless they have no need for liquidity of their investment and can sustain a total loss of their investment. You should only invest an amount of money that you can afford to lose without changing your lifestyle. You should thoroughly review the complete offering materials for any investment opportunity, particularly all risk factors, prior to investing in any offering and become familiar with the investor requirements, investment limits and your ability to resell the investment.

Before investing in any offering on www.CultivateCapital.org, you should review the offering materials presented by each issuer. In the case of a Regulation Crowdfunding ("Reg CF") offering, you should review the issuer's Form C and Offering Statement that contains all of the terms, conditions, risk factors, and disclosures that you should read and understand before you invest in their company. Each issuer's Reg CF Form C and Offering Statement is available to review and download on each issuer's offering page on the www.CultivateCapital.org website for you to read and review before you invest. You can also view them on the SEC's website at www.sec.gov. In the case of a Regulation A ("Reg A") offering, you should review the issuer's Form 1-A and Offering Circular that contains all of the terms, conditions, risk factors, and disclosures that you should read and understand before you invest in their company. Each issuer's Reg A Form 1-A and Offering Circular is available to review and download on each issuer's offering page on the www.CultivateCapital.org website for you to read and review before you invest. You can also view them on the SEC's website at www.sec.gov. In the case of a Regulation D ("Reg D") offering, you should review the issuer's offering documents that contain all of the terms, conditions, risk factors, and disclosures that you should read and understand before you invest in their company. Each issuer's Reg D offering documents are available to review and download on each issuer's offering page on the www.CultivateCapital.org website for you to read and review before you invest.

The U.S. Securities and Exchange Commission (SEC) does not pass upon the merits of, or give its approval to, any of the securities or the terms of any offering on www.CultivateCapital.org, nor does the SEC pass upon the accuracy or completeness of the any issuer's offering documents or other selling literature or this website. The securities issuers offer on www.CultivateCapital.org are offered are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered are exempt from registration. When you review the offering documents of any issuers on www.CultivateCapital.org, please review all of the risk factors before making an investment. An investment in any issuer whose offering is listed on www.CultivateCapital.org should only be made if you are capable of evaluating the risks and merits of this investment and if you have sufficient resources to bear the entire loss of your investment, should that occur.

For general information on investing, we encourage you to review www.investor.gov. Any securities offering listed on www.CultivateCapital.org does not constitute an offer or solicitation in any jurisdiction in which such an offer or solicitation would be unlawful. No person has been authorized to give any information or to make any representations concerning any issuer listed on www.CultivateCapital.org other than those contained in each issuer's offering documents, and if given or made, such other information or representation must not be relied upon. Prospective investors are not to construe the contents of any issuers' offering documents, any prior or subsequent communications from the issuers or any of their employees, agents or affiliates, or anything whatsoever on this website as investment, legal, financial or tax advice. Before investing in any offering on this website, please review all offering documents carefully, ask any questions of the issuer's management that you would like answered and consult your own counsel, accountant and other professional advisors as to legal, tax and other related matters concerning the investment.

551-279-3744

CULTIVATE CAPITAL GROUP LLC IS A MEMBER OF FINRA.

CRD#: 300634 SEC#: 8-70293

RESOURCES:

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EXHIBIT D TO FORM C

FORM OF SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 AS AMENDED (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The undersigned understands that Performance Bodywork LLC, a limited liability company organized under the laws of Oregon (the "Company") is offering up to $1,235,000.00 of Class C Common Non-Voting Units (the "Securities") of Performance Bodywork LLC, in this offering. This offering is made pursuant to the Form C filed by the Company with the U.S. Securities and Exchange Commission (the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1.   Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48-hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2.   Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3.   The Closing. The first closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific on April 28, 2026, or at such other time and place as the Company may designate by notice to the undersigned.

4.   Payment for Securities. Payment for the Securities shall be received by Tristate Capital Bank (the "Escrow Agent") from the undersigned by payment via credit card, debit card, ACH or wire transfer of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon each Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by an SEC licensed transfer agent or another registrar which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

(a)   The Company is offering up to $1,235,000.00 (the "Maximum Offering") of the Securities under Regulation Crowdfunding (this "Offering"). The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Target Offering Amount") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by April 28, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

(b)   The Offering is being made through Cultivate Capital Group LLC (the "Intermediary"). In order to purchase the Securities, the undersigned agrees to complete the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If you make an investment commitment under a name that is not your legal name, you may be unable to sell or redeem your Securities indefinitely and neither the Intermediary nor the Company are required to correct any errors or omissions made by you. Investor funds will be held in escrow by Tristate Capital Bank until the Target Offering Amount of investments is reached. You may cancel an investment commitment until 48 hours prior to the Offering Deadline or a closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **If you use a credit card, debit card or ACH to invest, by signing below you represent and warrant to not claim fraud or claw back your committed funds or to otherwise attempt a "chargeback" to cancel your investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or closing, whichever comes first.**

(c)   The Company will notify you when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may hold its first closing the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to you. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to you and receive reconfirmations from you if you have already made a commitment. If you do not reconfirm your investment commitment after a material change is made to the terms of the Offering, your investment commitment will be cancelled, and your committed funds will be returned without interest or deductions. If you do not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering, and you will receive the Securities in exchange for your investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Units, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

(d)   Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of your subscription, your funds will be returned without interest or deduction.

(e)   The price of the Securities was determined arbitrarily. The minimum amount that you may invest in the Offering is $500.00.

(f)   By signing below, you acknowledge and agree that the Company may establish, at any time and without limitation in the future and without notice, a "crowdfunding vehicle" and move my holdings and investment into said crowdfunding vehicle in their discretion.

5.   Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

(a)   Performance Bodywork LLC is duly formed and validly existing under the laws of Oregon with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

(c)   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(d)   Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6.   Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

(a)   General.

(i)   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

(ii)   The undersigned is a bona fide resident (not a temporary or transient resident) of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person. If the undersigned is an individual, the undersigned is at least 21 years of age, has the competence to enter into the Subscription Agreement and to purchase the Securities.

(iii)   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

(iv)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(v)   The undersigned has been informed and is aware that the Securities have limited or no voting rights.

(vi)   The undersigned has been informed, and hereby irrevocably agrees and consents, that this Subscription Agreement shall give Performance Bodywork LLC and their management or assigns the right and power of attorney to execute on the undersigned's behalf any document necessary that binds the undersigned to the Company's charter and the Company's Amended and Restated Operating Agreement and any future amendments and/or restatements of said charter and/or bylaws. Your signature on this subscription agreement binds you to all terms and conditions of the Company's charter and Company bylaws, and any past amendments and/or restatements thereto as well as any amendments and/or restatements that may occur in the future. You agree that you have read the Form C for this offering and the Company's charter and bylaws, including any amendments and/or restatements thereto, and that you agree to be bound by all of said charter and bylaws, including any amendments and/or restatements thereto by signing this Subscription Agreement.

(vii)   The undersigned understands the meaning and legal consequences of the representations and warranties contained in this Section 6, in its application to invest and in all other areas of this Subscription Agreement, and agrees to indemnify and hold harmless the Company, its officers or any of its directors, affiliates, controlling unitholders, counsel, agents, or employees from and against any and all loss, damage or liability (including costs and reasonable attorney's fees) due to or arising out of a breach of any representation, warranty or acknowledgment of the undersigned contained in its investment application and in this Subscription Agreement.

(viii)   The undersigned understands that the Units purchased are subject to redemption under certain circumstances as set out in the Company's Articles of Organization, Articles of Amendment and/or Amended and Restated Operating Agreement.

(b)   Information Concerning the Company.

(i)   The undersigned has been given the opportunity to review a copy of the Form C and has either read the Form C, or has chosen of the undersigned's own volition to not read the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities. The undersigned acknowledges that he, she or it has been given the opportunity to consult with the undersigned's legal, accounting, tax and/or investment advisors, and has either done so prior to executing this Subscription Agreement, or the undersigned has chosen of the undersigned's own volition to not to consult with the undersigned's legal, accounting, tax and/or investment advisors prior to making an investment decision and prior to executing this Subscription Agreement.

(ii)   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that he, she or it is able to bear any and all loss associated with an investment in the Securities.

(iii)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Cultivate Capital Group LLC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Cultivate Capital Group LLC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Cultivate Capital Group LLC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Cultivate Capital Group LLC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(iv)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and the undersigned acknowledges that he, she or it have been given the opportunity to ask any questions of management he, she or it deems necessary before making an investment decision. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(v)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(vi)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

(vii)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(viii)   The undersigned has up to 48 hours before a closing in which undersigned's Units will be issued to cancel the purchase and get a full refund.

(ix)   The undersigned acknowledges that the price of the Units was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The undersigned further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that the undersigned's investment will bear a lower valuation.

(x)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents that he, she or it has satisfied himself, herself or itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The undersigned's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(xi)   The undersigned hereby agrees to indemnify and hold harmless the Company and all of its affiliates, attorneys, accountants, employees, officers, directors, broker-dealers, placement agents, Unitholders and other agents from any liability, claims, costs, damages, losses or expenses incurred or sustained by them as a result of the undersigned's representations and warranties herein or otherwise being untrue or inaccurate, or because of a breach of this agreement by the undersigned. The undersigned hereby further agrees that the provisions of Section 6 of this Subscription Agreement will survive the sale, transfer or any attempted sale or transfer of all or any portion of the Units. The undersigned hereby grants to the Company the right to set off against any amounts payable by the Company to the undersigned, for whatever reason, of any and all damages, costs and expenses (including, but not limited to, reasonable attorney's fees) which are incurred by the Company or any of its affiliates as a result of matters for which the Company is indemnified pursuant to Section 6 of this Subscription Agreement.

(c)   No Guaranty. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

(d)   Status of Undersigned. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(e)   Restrictions on Transfer or Sale of Securities.

(i)   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii)   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(iv)   The undersigned understands that the following legend will apply to all Securities purchased through this Subscription Agreement by the undersigned, whether printed on a certificate or otherwise for uncertificated securities, in form substantially as follows:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, ENCUMBERED OR OTHERWISE TRANSFERRED UNLESS (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (2) IF SUCH REGISTRATION IS NOT REQUIRED, THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE ACT AND ALL APPLICABLE STATE SECURITIES LAWS.

7.   Taxpayer Identification Number/Backup Withholding Certification. Unless a subscriber indicates to the contrary on the Subscription Agreement, he, she or it will certify that his taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the subscriber is not subject to backup withholding, then the subscriber may be subject to twenty-eight percent (28%) withholding on interest or dividends paid to the holder of the Units.

8.   Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11.   Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12.   **Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.**

13.   Submission to Jurisdiction. Unless the Company consents in writing to the selection of an alternative forum, the State of Oregon courts for Multnomah County or Portland, Oregon or the federal district court that sits in Portland, Oregon shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any action related to this Agreement, (ii) any derivative action or proceeding brought on behalf of the Company; (iii) any action asserting a claim that is based upon a breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, unitholder, employee or agent of the Company to the Company or the Company's unitholders; (iv) any action asserting a claim against the Company or any current or former director, officer, unitholder, employee or agent of the Company arising pursuant to any provision of Oregon Law, the Company's corporate charter or as to which Oregon General Corporation Law confers jurisdiction on the courts of the State of Oregon. This clause does not apply to claims brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

14.   Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Oregon, without regard to conflict of law principles thereof.

15.   Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16.   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17.   **Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:

Performance Bodywork LLC
2188 SW Park Place, Suite 10
Portland, Oregon, 97205
Attention: Casey Holliman, President

If to the Purchaser: the address provided in the application to subscribe and/or this Subscription Agreement.

18.   **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19.   **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20.   **Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21.   **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22.   **Community Property.** The undersigned represents that the funds provided for this investment are the separate property of the undersigned or are otherwise funds as to which the undersigned has the sole right of management. If the undersigned is an individual resident of Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington, Wisconsin or Puerto Rico and is married but purchasing the Securities as the undersigned's sole and separate property, the undersigned's spouse or spousal equivalent must complete a Community Property Waiver and Notary Acknowledgment Form and return it to the Company. These forms are available upon request.

23.   **No Certificates.** You will be notified via e-mail of the issuance of your Units when compliance is complete and a closing takes place involving your investment. All Units are held in book entry form and no certificates will be issued.

24. **No Commissions.** The undersigned has not given any compensation to, nor received any compensation from, any individual or entity in connection with the securities offering.

25. **Accuracy of Information Provided. Duty To Update.** The undersigned has accurately completed all forms provided by the Company in order to invest. All of the information provided by the undersigned is true and correct in all respects. The undersigned understands that such information will be relied on for all purposes including, without limitation, compliance with all applicable securities laws. The undersigned hereby promises to promptly notify the Company immediately of any material change in any such information occurring prior to the completion of the purchase of any Securities by the undersigned. The undersigned also agrees that the representations and warranties of Section 6 above are true and accurate as of the date the undersigned executed this Subscription Agreement and shall be true and accurate as of the date of delivery to and acceptance by the Company of this Subscription Agreement and shall survive such delivery and acceptance. If in any respect such representations, warranties and acknowledgments shall not be true and accurate prior to such delivery and acceptance, the undersigned shall give immediate written notice of such fact to the Company, specifying which representations and warranties and acknowledgments are not true and accurate and the reasons therefore.

26. **Consent to Contact.** The undersigned grants permission to the Company and its employees, agents, and assigns, as well as Cultivate Capital Group LLC and its employees, agents, and assigns, to contact the undersigned via electronic communications including, but not limited to, e-mail, text message/SMS, telephone calls and other means of electronic messaging for purposes of facilitating or finalizing this investment, and for any other matters including the Company's marketing efforts. The undersigned may opt out of this consent at any time by providing the Company with written communication evidencing the withdrawal of such permission.

27. Electronic Signature and Communications Notice and Consent. The undersigned and the Company hereby consent and agree that electronically signing this Subscription Agreement constitutes his/her/its signature, acceptance and agreement as if actually signed by the undersigned in writing. Further, the undersigned and the Company agree that no certification authority or other third-party verification is necessary to validate any electronic signature; and that the lack of such certification or third-party verification will not in any way affect the enforceability of any signature or resulting contract between the undersigned and the Company. The undersigned and the Company understand and agree that their e-signature executed in conjunction with the electronic submission of this Subscription Agreement shall be legally binding. The undersigned and the Company agree that their electronic signatures are the legal equivalent of their manual signature on this Agreement and consent to be legally bound by the Subscription Agreement's terms and conditions. Furthermore, each party hereby agrees that all current and future notices, confirmations and other communications regarding this Subscription Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of provided by the undersigned in the investor application process or as otherwise from time to time changed or updated and disclosed to the Company, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the undersigned and the Company. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipient's' spam filters by the recipient's email service provider, or due to a recipient's change of address, or due to technology issues by the recipient's service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to or by the Company, and if the undersigned desires physical documents, then the undersigned agrees to directly and personally print, at the undersigned's expense, the electronically sent communication(s) and maintaining such physical records in any manner or form that the undersigned desires.

27.   Authority to Execute Operating Agreement; Joinder; Binding Effect Operating Agreement; Power of Attorney; Joinder. By executing this Subscription Agreement and subscribing for the Units, the undersigned investor hereby agrees to become a party to, and to be bound by, the Limited Liability Company Agreement of Performance Bodywork LLC (the "Operating Agreement"), as the same may be amended, restated, supplemented, or otherwise modified from time to time in accordance with its terms. The undersigned investor hereby irrevocably appoints the Company and each of its authorized managers, officers, and agents, acting singly, as the Investor's true and lawful attorney-in-fact, with full power of substitution, for the limited purpose of executing and delivering, on behalf of the undersigned investor, the Operating Agreement, any joinder agreement, counterpart signature page, amendment, or other instrument required or deemed necessary or advisable by the Company to effect the Investor's admission as a member of the Company and to reflect the undersigned investor's ownership of the Units. This power of attorney is coupled with an interest, is irrevocable, and shall survive the death, disability, bankruptcy, insolvency, dissolution, or termination of the undersigned investor. The undersigned investor agrees that the execution of the Operating Agreement or any joinder thereto by the Company or its designee pursuant to this provision shall have the same force and effect as if such document had been executed directly by the undersigned investor. The undersigned investor further agrees to execute and deliver any additional documents or instruments reasonably requested by the Company in connection with the foregoing; provided, however, that the failure of the undersigned investor to do so shall not affect the validity or enforceability of the Operating Agreement as against the undersigned investor.

28.   Acknowledgement of Risks Factors. The undersigned has carefully reviewed and thoroughly understands the risks associated with an investment in the Units as described in the Form C. The undersigned acknowledges that this investment entails significant risks.

29.   Investor Acknowledgment of Bonus Unit Terms. The undersigned acknowledges that the Company offered a 20% bonus in additional Units ("Bonus Units") to investors who applied to invest prior to 11:59 PM, Eastern time on March 20, 2026, and a 10% bonus in additional Units to any investor who submits an application to invest from March 21, 2026, through 11:59 PM, Eastern time on April 3, 2026. In addition, Bonus Units are offered to all investors, regardless of the date of investment, who invest $20,000.00 or more. The exact number of Bonus Units based on the amount of the investment are detailed in the Company's Form C and the undersigned investor acknowledges that he, she or it is aware of said Bonus Unit offers. The undersigned investor understands that all Units sold in this Offering, including all Bonus Units, are of the same class (Class C Non-Voting Common Units) and have identical rights, and that the number of Bonus Units received is determined by the timing of the investment and the amount of the investment in accordance with the Company's Form C disclosures. If you qualify for Bonus Units, they will not be reflected in the online investment application you submit and will not be reflected on the signature page of this Subscription Agreement but will be added to your holdings at the closing in which the investment application is finalized and you will be notified by email of your Bonus Units being issued.

30.   Representation by Investor/Subscriber That Investment Is Within Regulation Crowdfunding Limitations. As a condition to subscribing for the securities offered hereby, by signing below, investor/subscriber represent and warrant to the Company that he, she, or it (a) either qualifies as an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended, or (b) if not an accredited investor, has reviewed and understands the investment limitations set forth in Rule 100(a)(2) of Regulation Crowdfunding and hereby represents that his, her, or its aggregate investment in all offerings conducted under Regulation Crowdfunding during the applicable 12-month period, including this investment, does not exceed such limits. Specifically, if the investor's annual income or net worth is less than $124,000, the investor may invest no more than the greater of $2,500 or 5% of the greater of annual income or net worth; if both annual income and net worth are equal to or greater than $124,000, the investor may invest up to 10% of the greater of annual income or net worth, not to exceed $124,000 in the aggregate during any 12-month period. Each investor acknowledges and agrees that the Company, any funding portal or intermediary, and any of their respective agents or affiliates are entitled to rely upon this representation as a condition to accepting the investor's subscription, and that the investor will promptly notify the Company or the intermediary if any information provided to support this representation becomes untrue or inaccurate in any respect prior to closing of the offering.

[SIGNATURE PAGE FOLLOWS]

EXHIBIT E TO FORM C
ADDITIONAL DISCLAIMERS

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO 17 C.F.R. §227.501 OF REGULATION CROWDFUNDING. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE.

FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

EXHIBIT F TO FORM C
ADDITIONAL CORPORATE DOCUMENTS



Articles of Amendment/Dissolution - Limited Liability Company

Secretary of State - Corporation Division - 255 Capitol St. NE, Suite 151 - Sal

FILED: SEP 25, 2025
OREGON SECRETARY OF STATE
114136591-28175073
PERFORMANCE BODYWORK, LLC
AMDART

(●) ARTICLES OF AMENDMENT (Complete only 1, 2, 3, 4, 5, 8)

( ) ARTICLES OF DISSOLUTION (Complete 6,7, 8)

REGISTRY NUMBER: 114136591

In accordance with Oregon Revised Statute 192.410-192.490, the information on this application is public record.
We must release this information to all parties upon request and it will be posted on our website.

For office use only

Please Type or Print Legibly in **Black** Ink. Attach Additional Sheet if Necessary.

ARTICLES OF AMENDMENT ONLY

1. **ENTITY NAME:** PERFORMANCE BODYWORK, LLC

2. **THE FOLLOWING AMENDMENT(S) TO THE ARTICLES OF ORGANIZATION IS MADE HEREBY:** (State the article number(s) and set forth the article(s) as it is amended to read.)

Article 7 of the Articles of Organization is amended to provide that the Company is manager-managed. The business and affairs of the Company shall be managed by a Board of Managers, as provided in the Company's Operating Agreement. The initial number of Managers shall be one (1). The number of Managers may be increased or decreased from time to time as set forth in the Operating Agreement.

3. **PLEASE CHECK THE APPROPRIATE STATEMENT:**

( ) This amendment was adopted by the manager(s) without member action. Member action was not required.

Date of adoption of each amendment:

(●) This amendment(s) was approved by the members. 100 percent of the members approved the amendment(s).

Date of adoption of each amendment: August 27, 2025

4. **PRINCIPAL PLACE OF BUSINESS** (Physical Street Address)

2188 SW Park Place, Suite 10
Portland, OR 97205

5. **INDIVIDUAL WITH DIRECT KNOWLEDGE** (Name and Address)
- List the name and address of at least one individual who is a member or manager of the LLC or an authorized representative with direct knowledge of the operations and business activities of the LLC.

Casey Holliman
2188 SW Park Place, Suite 10
Portland, OR 97205

ARTICLES OF DISSOLUTION ONLY

6. **NAME OF LIMITED LIABILITY COMPANY:**

7. **DATE DISSOLUTION OCCURRED:**
Future date not allowed.

8. **EXECUTION:** I declare, under penalty of perjury, that this document does not fraudulently conceal, fraudulently obscure, fraudulently alter or otherwise misrepresent the identity of the person or any members, managers, employees or agents of the limited liability company. This filing has been examined by me and is, to the best of my knowledge and belief, true, correct, and complete. Making false statements in this document is against the law and may be penalized by fines, imprisonment or both.

Signature:	Printed Name:	Title:
[signature]	Casey Holliman	Manager

CONTACT NAME: (To resolve questions with this filing)
KENDALL ALMERICO

PHONE NUMBER: (Include area code)
813.309.6258

FEES
Required Processing Fee $100
Processing Fees are nonrefundable. Please make check payable to "Corporation Division".
Free copies are available at sos.oregon.gov/business using the Business Name Search program.

Articles of Amendment/Dissolution - Limited Liability Company (11/17)

ARTICLES OF ORGANIZATION



Corporation Division
www.filinginoregon.com

E-FILED
Sep 03, 2015
OREGON SECRETARY OF STATE

REGISTRY NUMBER

114136591

TYPE

DOMESTIC LIMITED LIABILITY COMPANY

1. ENTITY NAME

PERFORMANCE BODYWORK, LLC

2. MAILING ADDRESS

2188 SW PARK PLACE
SUITE 10
PORTLAND OR 97205 USA

3. NAME & ADDRESS OF REGISTERED AGENT

CASEY HOLLIMAN

2188 SW PARK PLACE
SUITE 10
PORTLAND OR 97205 USA

4. ORGANIZERS

CASEY HOLLIMAN

2188 SW PARK PLACE
SUITE 10
PORTLAND OR 97205 USA

5. MEMBERS/MANAGERS

MEMBER

CASEY HOLLIMAN

2188 SW PARK PLACE
SUITE 10
PORTLAND OR 97205 USA

6. DURATION

PERPETUAL

7. MANAGEMENT

This Limited Liability Company will be member-managed by one or more members


8. OPTIONAL PROVISIONS

The company elects to indemnify its members, managers, employees, agents for liability and related expenses under ORS 63.160 to 63.170.

By my signature, I declare as an authorized authority, that this filing has been examined by me and is, to the best of my knowledge and belief, true, correct, and complete. Making false statements in this document is against the law and may be penalized by fines, imprisonment, or both.

By typing my name in the electronic signature field, I am agreeing to conduct business electronically with the State of Oregon. I understand that transactions and/or signatures in records may not be denied legal effect solely because they are conducted, executed, or prepared in electronic form and that if a law requires a record or signature to be in writing, an electronic record or signature satisfies that requirement.

ELECTRONIC SIGNATURE

NAME

CASEY HOLLIMAN

TITLE

ORGANIZER

DATE SIGNED

09-03-2015

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF
PERFORMANCE BODYWORK LLC,
AN OREGON LIMITED LIABILITY COMPANY

DATED: 3 - 2 -2026

This Amended and Restated Operating Agreement of Performance Bodywork LLC, an Oregon limited liability company (hereinafter known as the "Company") amends and restates the original operating agreement dated July 16, 2020, the Company that was formed in the State of Oregon on September 3, 2015. This Amended and Restated Operating Agreement supersedes any prior operating agreement.

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, it is agreed as follows:

ARTICLE I
Formation and Term

1.1   Formation. This Amended and Restated Operating Agreement of the Company ("Agreement") is entered into effective as of the date stated above by and among the Members and Managers of Performance Bodywork LLC, an Oregon limited liability company (the "Company"), formed pursuant to the Oregon Limited Liability Company Act, ORS Chapter 63 (the "Act") on or about on September 3, 2015.

1.2   Articles of Organization. The original Articles of Organization were filed with the Oregon Secretary of State. Amended and Restated Articles of Organization were filed with the Oregon Secretary of State on or about September 25, 2026.

1.3   Term. The term of the Company shall be perpetual, commencing on the filing of the Articles of Organization of the Company, and continuing until terminated under the provisions set forth herein.

ARTICLE II
Purpose, Principal Office and Registered Agent

2.1   Purpose. The purpose of the Company shall be any lawful businesses, activities or functions, and to carry on any other lawful activities in connection with or incidental to the foregoing, as the Board in its discretion shall determine.

2.2   Principal Office. The Company's principal office shall be as determined from time to time by the Board.

2.3   Registered Agent. The name of the Registered Agent is Casey Holliman with a registered office located at 11786 NW Cedar Falls Dr, Suite 220, Portland, OR 97229 for the service of process as of August 27, 2025. This may change at any time by the Company filing an amendment as may be required by law.

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ARTICLE III
Members, Units, and Classes

3.1   <u>Classes of Units</u>. The Company is authorized to issue membership interests ("Units" or "Shares") in the following four classes:

    a.   Class A Common Units ("Common A"): Each Common A Unit carries one (1) vote.

    b.   Class B Common Units ("Common B"): Each Common B Unit carries twenty (20) votes.

    c.   Class C Common Units ("Common C"): Each Common C Unit carries no voting rights.

    d.   Preferred Units ("Preferred"): Each Preferred Unit carries no voting rights and no current preferences. The Preferred Class is established as a placeholder, with rights, preferences, and privileges (if any) to be determined by amendment to this Agreement approved by Members holding a majority of the total voting power.

Profits and losses shall be allocated among Members in proportion to their Units, with all Units having equal economic rights unless this Agreement is amended in the future.

3.2   <u>Issuance of Units</u>. Units may be authorized or issued from time to time as determined by the Board, subject to this Agreement. The total number of Units of all classes that the Company has authorized to date is 30,000,000 Units comprised of 30,000,000 common units ("Common Units"), of which

    (a)   15,000,000 Units shall be a series designated as Class A Common Units ("Class A Common Units"),

    (b)   6,000,000 Units shall be a series designated as Class B Common Units ("Class B Common Units"), and

    (c)   9,000,000 Units shall be a series designated as Class C Common Units, ("Class C Common Units").

No Preferred Units have been authorized as of the date of this Agreement. Subject to the rights of the holders of any series of Units then outstanding, the number of authorized Units of any class or classes of Units (or any series of any class of Units) may be increased or decreased (but not below the number of units thereof then outstanding) by a vote of the holders of the Common Units entitled to vote, voting as a single class.

3.3   <u>Record of Members</u>. The Company shall maintain a record of Members, the class and number of Units held, and capital contributions.

4.   <u>Conversion</u>.

    4.1   <u>Conversion of the Class B Common Units</u>.

2

4.1.1 <u>General</u>. The Class B Common Units shall be convertible into Class A Common Units as follows:

(a) Each Class B Common Unit will automatically convert into one (1) fully paid and nonassessable Class A Common Unit on the Final Conversion Date (as defined below) (the "Class B Automatic Conversion").

(b) With respect to any holder of Class B Common Units, each Class B Common Unit held by such holder will automatically be converted into one (1) fully paid and nonassessable Class A Common Unit, as follows:

(i) on the affirmative written election of such holder or, if later, at the time or the happening of a future event specified in such written election (which election may be revoked by such holder prior to the date on which the automatic conversion would otherwise occur unless otherwise specified by such holder); or

(ii) on the occurrence of a Transfer (as defined below) of such Class B Common Unit after the Listing Date (as defined below), other than a Permitted Transfer (as defined below).

4.2 <u>Class C Automatic Conversion</u>. All Class C Common Units then outstanding shall automatically, without further action by the Company or the holder thereof, be converted into one (1) fully paid and nonassessable Class A Common Unit following the earliest to occur of:

(i) there are no longer any Class B Common Units outstanding;

(ii) the merger or acquisition of controlling interest of the Company if said merger or acquisition requires the Company to have one class of securities in order for the merger or acquisition to take place;

(iii) the conversion of the Company into a corporation for purposes of listing for trading of the Company's securities on the New York Stock Exchange, the NYSE American, NASDAQ Global Select Market, NASDAQ Global Market, NASDAQ Capital Market or any successor markets or exchanges, with said conversion occurring based upon timing as determined by the Board; and

(iv) the affirmative vote or written consent of the requisite Class B Holders.

Note that the "Class C Automatic Conversion" and the "Class B Automatic Conversion" may also each be referred to herein as an "Automatic Conversion".

The Company shall provide notice of an Automatic Conversion to record holders of all then-outstanding Class B Common Units subject to such Class B Automatic Conversion and of Class C Common Units subject to such Class C Automatic Conversion, as applicable, as soon as practicable following such Automatic Conversion. Such notice shall be provided by any means then permitted by law; provided, however, that no failure to give such notice nor any defect therein shall affect the validity of an Automatic Conversion. Upon and after an Automatic Conversion, each record holder of then-outstanding Class B Common Units subject to such Class B Automatic Conversion and of Class C Common Units subject to such Class C Automatic Conversion, as applicable, immediately prior to such Class B Automatic Conversion

3

and Class C Automatic Conversion, as applicable, shall be registered on the Company's books as the record holder of the Class A Common Units issued upon such Automatic Conversion without further action on the part of such record holder. Immediately upon the effectiveness of an Automatic Conversion, the rights of the holders of the Class B Common Units converted pursuant to such Class B Automatic Conversion and of Class C Common Units converted pursuant to such Class C Automatic Conversion, as applicable, shall cease, and the holders shall be treated for all purposes as having become the record holder or holders of such Class A Common Units into which such Class B Common Units and Class C Common Units, as applicable, were converted.

    4.3   Certain Procedures.

    4.3.1   The Company may, from time to time, establish such policies and procedures relating to the conversion of the Class B Common Units or Class C Common Units to Class A Common Units and the general administration of the division of the Common Units into multiple series, including the issuance of certificates with respect thereto, as it may deem necessary or advisable, and may from time to time request that holders of Class B Common Units or Class C Common Units furnish certifications, affidavits or other proof to the Company as it deems necessary to verify the ownership of Class B Common Units or Class C Common Units and to confirm that a conversion to Class A Common Units has not occurred. The Board is authorized to determine whether or not a Transfer has occurred that results in a conversion to Class A Common Units.

    4.3.2   On the occurrence of the conversion events specified in Sections 4.1.1(a), 4.1.1(b) or 4.2 of this Article III, such conversion will occur automatically without the need for any further action by the holders of such Units.

    4.4   Reservation. The Company will at all times reserve and keep available out of its authorized but unissued Class A Common Units, solely for the purpose of effecting the conversion of the Class B Common Units and Class C Common Units, such number of its Class A Common Units as shall from time to time be sufficient to effect the conversion of all outstanding Class B Common Units and Class C Common Units; and if at any time the number of authorized but unissued Class A Common Units will not be sufficient to effect the conversion of all then outstanding Class B Common Units and Class C Common Units, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Class A Common Units, to such number of Units as shall be sufficient for such purpose.

    4.5   Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

    4.5.1   "Holliman" means Casey Holliman.

    4.5.2   "Family Member" of a natural person shall mean the spouse, domestic partner, parents, grandparents, aunts, uncles, cousins, lineal descendants, siblings and lineal descendants of siblings of such natural person, or the parents, grandparents, aunts, uncles, cousins, lineal descendants, siblings or lineal descendants of siblings of the spouse or domestic partner of such natural person. Lineal descendants shall include adopted persons, but only so long as they are adopted while a minor. Siblings shall include persons sharing one or both

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parents as well as persons adopted by one or both parents, but only so long as they are adopted while a minor.

4.5.3   "Final Conversion Date" means the date specified by the holders of at least two-thirds (2/3) of the then outstanding Class B Common Units, voting as a separate class (the "Requisite Class B Holders"), or in the affirmative written consent executed by the Requisite Class B Holders.

4.5.4   "Liquidation Event' means (A) a merger, acquisition, sale or consolidation in which (1) the Company is a constituent party or the subject of such merger, acquisition, sale or consolidation or (2) a subsidiary of the Company is a constituent party or the subject of such merger, acquisition, sale or consolidation and the Company issues its securities pursuant to such merger, acquisition, sale or consolidation, except any such merger, acquisition, sale or consolidation involving the Company or a subsidiary in which the securities of the Company issued immediately prior to such merger, acquisition, sale or consolidation continue to represent, or are converted into or exchanged for securities that represent, immediately following such merger, acquisition, sale or consolidation, at least a majority, by voting power, of the securities of (x) the surviving or resulting Company or (y) if the surviving or resulting Company is a wholly owned subsidiary of another Company immediately following such merger or consolidation, the parent Company of such surviving or resulting Company; (B) the sale, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company that constitutes an effective disposition of all or substantially all the assets of the Company and its subsidiaries taken as a whole or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company; (C) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, in each case, approved by the Board, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the voting power of the outstanding units of the Company (or the surviving or acquiring entity); provided, however, that notwithstanding the foregoing, the sale of the Company's units by the Company in a bona fide equity financing for capital raising purposes shall not constitute a Liquidation Event; or (D) a liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of the Company or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

4.5.5   "Listing Date" means the first date that a class or series of the Company's Common Units has been listed for trading on the New York Stock Exchange, the NYSE American, NASDAQ Global Select Market, NASDAQ Global Market, NASDAQ Capital Market or any successor markets or exchanges.

4.5.6   "Listing Standards" means the requirements of any national stock exchange under which the Company's equity securities are listed for trading that are generally applicable to companies with common equity securities listed thereon.

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4.5.7 "Parent" of an entity means any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

4.5.8 "Permitted Entities" mean any of the following:

(a) a trust, estate planning vehicle or similar entity (including but not limited to legacy trusts, remainder trusts, freeze partnerships or limited liability companies, grantor retained annuity trusts, and charitable split interest trusts) for the benefit of a Qualified Unitholder or otherwise for estate planning purposes so long as (1) the Qualified Unitholder, (2) a professional in the business of providing trustee services (including private professional fiduciaries, trust companies and bank trust departments), (3) an individual who may be removed and replaced at the discretion of the Qualified Unitholder, (4) another Permitted Entity of the Qualified Unitholder and/or (5) any other individual, entity or other organization approved by a majority of the Board (any of the foregoing persons identified in clauses (1) through (5), a "Permitted Trustee") collectively have dispositive power and Voting Control (as defined below) with respect to the Class B Common Units held by such trust, estate planning vehicle or similar entity; provided that in the event one or more Permitted Trustees collectively no longer have dispositive power and Voting Control with respect to the Class B Common Units held by such trust, then a Transfer of each such Class B Common Unit then held by such trust shall be deemed to have occurred and such Units shall automatically convert into one (1) fully paid and nonassessable Class A Common Unit;

(b) an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, units bonus or other type of plan or trust of which a Qualified Unitholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code; provided that in each case such Qualified Unitholder, and/or one or more other Permitted Entities of such Qualified Unitholder collectively have dispositive power and Voting Control with respect to the Class B Common Units held in such account, plan or trust, and provided, further, that in the event such Qualified Unitholder and/or such other Permitted Entities of such Qualified Unitholder collectively no longer have dispositive power and Voting Control with respect to the Class B Common Units held by such account, plan or trust, then a Transfer of each such Class B Common Unit then held by such trust shall be deemed to have occurred and such Units shall automatically convert into one (1) fully paid and nonassessable Class A Common Unit;

(c) a Company, partnership, limited liability company or other entity in which a Qualified Unitholder and/or one or more other Permitted Entities of a Qualified Unitholder, collectively own equity interests, with sufficient Voting Control in such Company, partnership, limited liability company or other entity, as applicable, or otherwise have legally enforceable rights, such that the Qualified Unitholder and/or one or more other Permitted Entities of such Qualified Unitholder collectively retain dispositive power and Voting Control with respect to the Class B Common Units held by such Company, partnership, limited liability company or other entity; provided that in the event the Qualified Unitholder and/or one or more other Permitted Entities of the Qualified Unitholder, collectively no longer own sufficient equity interests, or no longer have sufficient legally enforceable rights to ensure such persons collectively retain dispositive power and Voting Control with respect to the Class B Common Units held by such Company, partnership, limited liability company or other entity, then a Transfer of each such Class B Common Unit then held by such Company, partnership, limited liability company or other entity shall be deemed to have occurred and such Units shall automatically convert into one (I) fully paid and nonassessable Class A Common Unit; or

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(d)   any organization exempt from taxation under the Internal Revenue Code (including but not limited to charitable organizations, private foundations, donor-advised funds, and supporting organizations) controlled by, or established by or in the name of, a Qualified Unitholder and/or one or more other Permitted Entities of a Qualified Unitholder. For the avoidance of doubt, to the extent any Class B Common Units are deemed to be held by a trustee of a trust described under any of the clauses above, the Transfer shall be a Permitted Transfer, and the trustee shall be deemed a Permitted Entity so long as the other requirements of the applicable clause above are otherwise satisfied.

4.5.9   "Permitted Transfer" means any of the following, whether the Transfer was made for value or for no value:

(a)   a Transfer from Holliman, from Holliman's Family Members, from Holliman's or Holliman's Family Members' Permitted Entities, from the estate of Holliman or Holliman's Family Members, or from Holliman's Permitted Transferees, to the estate of Holliman or Holliman's Family Member as a result of Holliman's or the Family Member's death, to Holliman, to Holliman's Family Members, to Holliman's or Holliman's Family Members' Permitted Entities or to Holliman's Permitted Transferees; and

(b)   a Transfer by a Qualified Unitholder to any of the Permitted Entities of such Qualified Unitholder and from any of such Permitted Entities to such Qualified Unitholder or to such Qualified Unitholder's other Permitted Entities.

4.5.10   "Permitted Transferee" means a transferee of Class B Common Units received in a Transfer that constitutes a Permitted Transfer.

4.5.11   "Qualified Unitholder" means (i) Holliman, (ii) any of Holliman's Family Members, (iii) any record holder of a Class B Common Unit as of Listing Date; (iv) the initial record holder of any Class B Common Unit that is originally issued by the Company after the Listing Date pursuant to the exercise or conversion of options or warrants or settlement of restricted units that, in each case, are outstanding as the Listing Date; and (v) a Permitted Transferee of any of the foregoing.

4.5.12   "Transfer" of a Class B Common Unit means, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise), including, without limitation, a transfer of a Class B Common Unit to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over such share by proxy or otherwise. A "Transfer" will also be deemed to have occurred with respect to all Class B Common Units beneficially held by an entity that is a Qualified Unitholder, if after the Listing Date, there is a Transfer of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, such that the previous holders of such voting power no longer retain dispositive power and Voting Control with respect to the Class B Common Units or held by such holder. Notwithstanding the foregoing, the following will not be considered a "Transfer":

(a)   any grant of a proxy to officers or managers of the Company at the request of the Board in connection with (i) actions to be taken at an annual or special meeting

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of unitholders or in connection with any action by written consent of the unitholders solicited by the Board (if action by written consent of unitholders is permitted at such time under this Agreement) or (ii) any other action of the unitholders permitted by this Agreement;

(b) pledging Units that creates a mere security interest in such Units pursuant to a bona fide loan or indebtedness transaction for so long as such Qualified Unitholder continues to exercise Voting Control over such pledged Units ; provided, however, that a foreclosure on such Units or other similar action by the pledgee will constitute a "Transfer" unless such foreclosure or similar action qualifies as a "Permitted Transfer" at such time;

(c) granting of a proxy by Holliman or Holliman's Family Members or Holliman's or Holliman's Family Members' Permitted Entities to (A) a professional in the business of providing trustee services (including private professional fiduciaries, trust companies and bank trust departments), (B) a person disclosed to the Board, to exercise dispositive power and/or Voting Control of the Class B Common Units effective either, (i) on the death of Holliman or Holliman's Family Member or (ii) during any disability of Holliman or Holliman's Family Member, including the exercise of such proxy by such person, or (C) a person pursuant to a written agreement to which the Company is a party and which has been approved by a majority of the Independent Managers;

(e) entering into a trading plan pursuant to Rule 10b5-l under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with a broker or other nominee; provided, however, that a sale of such Class B Common Units pursuant to such plan shall constitute a "Transfer" at the time of such sale;

(f) the fact that the spouse of any Qualified Unitholder possesses or obtains an interest in such holder's Class B Common Units arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a "Transfer"; and

(g) any entry into a support, voting, tender or similar agreement, arrangement or understanding (with or without granting a proxy) in connection with a Liquidation Event or consummating the actions or transactions contemplated therein (including, without limitation, tendering Class B Common Units or voting such Units in connection with a Liquidation Event, the consummation of a Liquidation Event or the sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of Class B Common Units or any legal or beneficial interest in Class B Common Units in connection with a Liquidation Event); provided that any sale, tender, assignment, transfer, conveyance, hypothecation or other transfer or disposition of Class B Common Units or any legal or economic interest therein by the holder pursuant to a Liquidation Event, or any grant of a proxy over

Class B Common Units by the holder with respect to a Liquidation Event without specific instructions as to how to vote such Class B Common Units, in each case, will constitute a "Transfer" of such Class B Common Units unless such Liquidation Event was approved by the Board prior to the taking of such action.

4.5.13 "Voting Control' means, with respect to a Class B Common Unit, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

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4.6   No Reissuance of Converted Units. No Class B Common Units acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such Units shall be cancelled, retired and eliminated from the Units that the Company shall be authorized to issue.

4.7   Effect of Conversion on Payment of Dividends. Notwithstanding anything to the contrary in Sections 4.1 or 4.2 of this Article III, if the date on which any Class B Common Unit or Class C Common Units is converted into Class A Common Units pursuant to the provisions of Sections 4.1 or 4.2 of this Article III occurs after the record date for the determination of the holders of Class B Common Units or Class C Common Units entitled to receive any dividend or distribution to be paid on the Class B Common Units or Class C Common Units, as applicable, the holder of such Class B Common Units or Class C Common Units, as applicable, as of such record date will be entitled to receive such dividend or distribution on such payment date; provided, that, notwithstanding any other provision of this Agreement, to the extent that any such dividend or distribution is payable in Class B Common Units or Class C Common Units, such Class B Common Units or Class C Common Units, as applicable, shall automatically be converted to Class A Common Units, on a one-to-one basis.

ARTICLE IV
Voting Rights and Actions of Members

4.1   Voting Power. Except as otherwise provided herein or required by law, Members shall vote in proportion to the voting rights of their Units as set forth in this Agreement.

4.2   Actions Requiring Member Approval. Member approval is required for:

  a. Amendments to this Agreement;

  b. Election or removal of Managers on the Board;

  c. Admission of new Members (unless delegated to the Board);

  d. Dissolution or merger of the Company; and

  e. All other actions as required by law.

4.3   Majority Defined. Except as otherwise provided, "majority vote of Members" means approval by Members holding more than fifty percent (50%) of the total voting power of all outstanding Units entitled to vote. Except as otherwise provided, "majority vote of Managers" means approval by Managers entitled to vote holding more than fifty percent (50%) of the seats on the Board.

ARTICLE V
Management by Board of Managers

5.1   Board of Managers. The Company shall be manager-managed by a Board of Managers (the "Board"). Each individual serving on the Board shall be a "Manager." The Board shall initially consist of one (1) Manager, appointed by the Members.

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5.2   Powers of Board. The Board shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, subject only to limitations expressly set forth in this Agreement or required by law.

5.3   Election of Managers. Members holding a majority of the total voting power may increase or decrease the number of Managers on the Board (but not below one). Managers shall be elected by Members holding a majority of the total voting power.

5.4   Removal of Managers. A Manager may be removed from the Board, with or without cause, by Members holding a majority of the total voting power.

5.5   Officers. The Board may appoint officers to carry out day-to-day management.

5.6   Fiduciary Duties. Managers shall owe fiduciary duties of loyalty and care to the Company and the Members consistent with ORS 63.155 and 63.160, provided that no Manager shall be liable for monetary damages except for fraud, bad faith, gross negligence, or willful misconduct.

ARTICLE VI
Capital Accounts and Contributions, Distributions and Allocations

6.1   Capital Accounts and Contributions. The Members may make such capital contributions (each a "Capital Contribution") in such amounts and at such times as the Members shall determine. The Members shall not be obligated to make any Capital Contributions. The Members may take distributions of the capital if authorized by the Board from time to time in accordance with the limitations imposed by this Agreement and by applicable law.

A "Capital Account" for the Member shall be maintained by the Company. The Member's Capital Account shall reflect the Member's capital contributions and increases for any net income or gain of the Company. The Member's Capital Account shall also reflect decreases for distributions made to the Member and the Member's share of any losses and deductions of the Company.

6.2   Allocations. Profits and losses shall be allocated among Members in proportion to their Units, with all Units having equal economic rights unless this Agreement is amened in the future. If a Preferred class of units is issued at a later date, allocations/distributions may differ by class, and the Preferred class or classes may have different economic rights in accordance with the procedures set out in this Agreement.

6.3   Distributions. Distributions shall be made at such times and in such amounts as determined by the Board, subject to applicable law.

ARTICLE VII
Transfers of Units

7.1   Restrictions on Transfer. No Member may transfer Units without Board approval, except transfers to permitted transferees defined herein.

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7.2   Admission of Transferees. A transferee shall be admitted as a substituted Member only upon consent of Members holding a majority of voting power.

ARTICLE VIII
Books, Records, Fiscal Year, Tax Returns and Bank Accounts

8.1   Books and Records. The Company shall maintain complete and accurate books and records of the Company's business and affairs as required by the Statutes and such books and records shall be kept at the Company's Registered Office and shall in all respects be independent of the books, records and transactions of the Member.

The Members intend that the Company shall be taxed as a corporation (C-corporation) under the Internal Revenue Code unless the Members unanimously determine otherwise by written consent. The Board shall cause all necessary elections to be timely filed with the Internal Revenue Service and the Oregon Department of Revenue to effectuate this tax classification.

8.2   Bank Accounts

All funds of the Company shall be deposited in the Company's name in a bank account or accounts as chosen by the Board. Withdrawals from any bank accounts shall be made only in the regular course of business of the Company and shall be made upon such signature or signatures as the Board from time to time may designate.

ARTICLE IX
Ownership of Company Property

9.1   Assets. The Company's assets shall be deemed owned by the Company as an entity, and neither the Members nor any Manager on the Board shall have any ownership interest in such assets or any portion thereof. Title to any or all such Company assets may be held in the name of the Company, one or more nominees or in "street name", as the Board may determine.

9.2   Independent Ventures. Except as limited by applicable law or by restrictions in this Agreement, the Members may engage in other business ventures of any nature, including, without limitation by specification, the ownership of another business similar to that operated by the Company. The Company shall not have any right or interest in any such independent ventures or to the income and profits derived therefrom.

ARTICLE X
Dissolution and Disability

10.1   Dissolution. The Company shall dissolve, and its affairs shall be wound up on the first to occur of (i) At a time, or upon the occurrence of an event specified in the Amended and Restated Articles of Organization or this Agreement; or (ii) The determination by the Members that the Company shall be dissolved.

10.2   Death of All Members. Upon the death of all of the Members, the Company may be dissolved if the transferees or heirs of Members wish for the Company to continue. However, in the contingency the Company is to be dissolved because of the death of all Members, by separate written documentation, the Members shall designate and appoint the individual who

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will wind down the Company's business and transfer or distribute the Members' Interests and Capital Accounts as designated by the Members or as may otherwise be required by law.

10.3   Disability of a Manager.

a. Definition of Disability. For purposes of this Agreement, a "Disability" means (i) the inability of an individual to perform the essential functions of a Manager's duties, with or without reasonable accommodation, for a continuous period of at least ninety (90) days, as certified in writing by a licensed physician selected by the Board, or (ii) a determination of incapacity or disability under applicable Oregon law, including but not limited to ORS Chapter 127 (guardianships and conservatorships), or (iii) a determination of disability by the Social Security Administration or any comparable federal or state authority.

b. Effect of Disability. Upon a Manager being determined to have a Disability, such Manager shall be deemed to have resigned from the Board as of the date of such determination. The Members holding a majority of the total voting power shall promptly elect a replacement Manager in accordance with Article V.

c. Protection Against Deadlock. During the pendency of a determination of Disability, the remaining Managers on the Board may suspend the affected Manager's authority by majority vote, pending the outcome of the determination.

d. Members Who Are Also Managers. If a Member who is also a Manager suffers a Disability, the Member shall retain all of such Member's economic rights as a Member but shall no longer serve as a Manager on the Board.

ARTICLE XI
Indemnification

11.1   Indemnification. To the fullest extent permitted by the Oregon Limited Liability Company Act (ORS Chapter 63) and other applicable law, the Company shall indemnify and hold harmless any person who is or was a Manager, officer, or duly authorized agent of the Company (an "Indemnified Person") against any and all losses, liabilities, damages, claims, judgments, fines, penalties, settlements, and expenses (including reasonable attorneys' fees) incurred in connection with any threatened, pending, or completed action, suit, investigation, arbitration, or proceeding, whether civil, criminal, administrative, or investigative, arising out of such person's status as or activities on behalf of the Company, provided that such Indemnified Person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal matter, had no reasonable cause to believe the conduct was unlawful.

11.2   Exclusions. No indemnification shall be made to any Indemnified Person with respect to:

        a.   acts or omissions finally adjudicated to constitute fraud, gross negligence, recklessness, or intentional misconduct;

        b.   any transaction from which such Indemnified Person derived an improper personal benefit; or

        c.   matters for which indemnification is prohibited under applicable law.

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11.3   Advancement of Expenses. The Company shall, upon written request of an Indemnified Person, advance funds to cover reasonable expenses (including attorneys' fees) incurred in defending any action, suit, or proceeding described in Section 11.1. As a condition of receiving such advance, the Indemnified Person shall execute and deliver to the Company a written undertaking to repay all such amounts if it is ultimately determined, by final non-appealable judgment or other final disposition, that such person is not entitled to indemnification under this Agreement or applicable law. The obligation to repay advances shall be unconditional and enforceable regardless of the financial ability of the Indemnified Person at the time of repayment.

11.4   Non-Exclusivity. The indemnification and advancement rights provided by this Article XI shall not be deemed exclusive of any other rights to which an Indemnified Person may be entitled under any agreement, vote of Members, or otherwise, and shall continue as to an Indemnified Person who has ceased to serve in the relevant capacity.

11.5   Insurance. The Company may purchase and maintain insurance, at its expense, on behalf of any Indemnified Person against any liability asserted against or incurred by such person in such capacity, whether or not the Company would have the power to indemnify such person under this Agreement or applicable law.

11.6   Survival. The rights granted in this Article XI shall survive the dissolution, liquidation, or termination of the Company, and shall inure to the benefit of the heirs, executors, administrators, and personal representatives of each Indemnified Person.

ARTICLE XII
Amendments

12.1   Amendments. This Agreement may be amended only by the approval of Members holding a majority of the total voting power, except that the Board may amend schedules or ministerial provisions.

ARTICLE XIII
Miscellaneous

13.1   Governing Law. This Agreement and the rights and liabilities of the parties hereunder shall be governed by and determined in accordance with the laws of the State of Oregon.

13.2   Severability. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect.

13.3   Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof. It is the intention of the Member(s) and the Board that this Agreement shall be the sole agreement of the parties, and, except to the extent a provision of this Agreement provides for the incorporation of federal income tax rules or is expressly prohibited or ineffective under applicable law, this Agreement shall govern even when inconsistent with, or different from, the provisions of any applicable law or rule. To the extent any provision of this Agreement is prohibited or otherwise ineffective under applicable law

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such provision shall be considered to be ineffective to the smallest degree possible in order to make this Agreement effective under the applicable law.

13.4   Captions, Headings. The captions and headings in this Agreement are for convenience only and are not to be considered in construing this Agreement. All pronouns shall be deemed to be the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require. References to a person or persons shall include partnerships, corporations, limited liability companies, unincorporated associations, trusts, estates and other types of entities.

13.5   Counterparts. This Agreement, and any amendments hereto, may be executed in counterparts all of which taken together shall constitute one agreement.

13.6   Binding. Subject to the limitations on transferability set forth above, this Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors and assigns.

13.7   Third Party Beneficiary. No provision of this Agreement is intended to be for the benefit of or enforceable by any third party.

13.8   Arbitration and Venue. Any dispute arising under this Agreement shall be resolved by binding arbitration before the American Arbitration Association in Portland, Oregon. Judgment on the award may be entered in any court of competent jurisdiction. The Members and Managers on the Board consent to exclusive jurisdiction in Multnomah County, Oregon, for any enforcement proceeding.

13.9   Securities Compliance. All issuances and transfers of Units shall comply with applicable federal and state securities laws, including the Securities Act of 1933, as amended, and the Oregon Securities Law. Members acknowledge that Units are restricted securities and may not be resold except pursuant to registration or exemption.

13.10   Oregon Compliance. The Company shall (i) timely file its Annual Report with the Oregon Secretary of State under ORS 63.787, (ii) not make any distributions in violation of ORS 63.200 and 63.205, and (iii) prohibit voluntary withdrawal of any Member except as approved by a majority vote of the Members, notwithstanding ORS 63.209.

13.11   Board of Advisors. The Company shall establish an advisory board and create a charter related to same. The advisory board shall be formed to provide strategic guidance, professional expertise, and independent insight to assist the Company in achieving its mission, vision, and long-term objectives. The advisory board shall serve as a consultative body to management and shall not possess governance or fiduciary authority. The advisory board shall have no authority to bind the Company, vote on corporate matters, or act on behalf of management.

Remainder of page intentionally blank. Signature page follows.

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IN WITNESS WHEREOF, the Manager(s) and Member(s) have executed this Amended and Restated Operating Agreement on ___3- 2 - 2026___ .

The Manager(s) of Performance Bodywork LLC

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Casey Holliman

The Member(s) of Performance Bodywork LLC

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Casey Holliman

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